FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2022

Commission File Number: 001-12568

BBVA Argentina Bank S.A.

(Translation of registrant’s name into English)

111 Córdoba Av, C1054AAA

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco BBVA Argentina S.A.

TABLE OF CONTENTS

Item

1.	Banco BBVA Argentina S.A. reports consolidated second quarter earnings for fiscal year 2022.

BBVA

Creando Oportunidades

# 2Q22 Earnings Release

## BBVA Argentina

August 23, 2022

2Q22 Highlights

BBVA
2Q22 Earnings Release

**NET INCOME** (AR$ billions, INFLATION ADJUSTED)

+235,8%
+20%
11.8
4.7
15.9
17.2
20.6
2Q21
1Q22
2Q22
6M21
6M22

**OPERATING INCOME** (AR$ billions, INFLATION ADJUSTED)

+10%
+55%
21.1
29.0
32.0
39.5
61.1
2Q21
1Q22
2Q22
6M21
6M22

**ROA** (%, QUARTERLY, ANNUALIZED) (%, ACCUMULATED ANNUALIZED)

+260 bps
+50 bps
3.4%
1.4%
4.6%
2.5%
3.0%
2Q21
1Q22
2Q22
6M21
6M22

**ROE** (%, QUARTERLY, ANNUALIZED) (%, ACCUMULATED ANNUALIZED)

+610 bps
+240 bps
22.2%
9.0%
28.3%
16.5%
18.9%
2Q21
1Q22
2Q22
6M21
6M22

# 2Q22 Highlights

4,731
8,294
2,523
-3293
-641
206
-4133
531
-1818
9,488
15,888
1Q22 Net Income
Δ Net interest income
Δ Net fee income
Δ Financial Margin
Δ Other operating income
Δ Loan loss allowances
Δ Operating expenses
Δ Associates and JVs
Δ Income from net monetary position
Δ Income tax
2Q22 Net Income

1 Positive income, **lead** by income from **fee and interest results**, despite **challenging context**

**NET INTEREST INCOME**

54.3 bn +18.0% QoQ +36.3% YoY

**FINANCIAL MARGIN**

3.5 bn +48.7% QoQ -12.5% YoY

2 **Loan loss allowances** with a good performance thanks to **good portfolio behavior, especially on the commercial book**

**LOAN LOSS ALLOWANCES**

2.5 mm -7.7% QoQ -29.6% YoY

3 **Inflation** continues to **take a toll** on **efficiency** ratios in spite of **improvement in cost management**

**OPERATING EXPENSES**

36.9 bn +12.6% QoQ +18.6% YoY

**EFFICIENCY RATIO** (%)

71% in 2Q22 -90 bps QoQ -210 bps YoY

*Operating expenses: Personnel benefits + Administrative expenses + Depreciation & Amortization + Other operating expenses*

2Q22 Highlights

BBVA
2Q22 Earnings Release

## Private sector loans

(AR$ billions, INFLATION ADJUSTED)

Stable portfolio mix, positive quarterly growth

-1%
525
485
519
39%
61%
39%
61%
41%
59%
2Q21
1Q22
2Q22
Commercial
Retail

**PRIVATE LOANS MARKET SHARE***

| | | |
|---|---|---|
| 8.21% | 7.89% | 8.35% |

*Based on daily information from BCRA. Capital balance as of last day of every quarter. Consolidates PSA, VWFS & Rombo.

## NPL & Coverage

(%, consolidated, INFLATION ADJUSTED)

Financial System* NPL 4.16%
2.62%
2.49%
2.24%
1.49%
1.29%
0.80%
1.39%
1.08%
0.48%
2Q21
1Q22
2Q22
Retail NPL
Total NPL
Commercial NPL

2.61%
187.87%
219.73%
2.11%
219.39%
1.94%
2Q21
1Q22
2Q22
Coverage
Cost of Risk

*Cost of Risk: Current period loan loss allowances / Total average loans. Total average loans calculated as the average between loans at prior period end, and total loans in the current period.*

## Private sector deposits

(AR$ billions, INFLATION ADJUSTED)

Despite change in funding mix, sustained low cost of funding

-3%
986
914
959
7%
27%
1%
23%
42%
10%
28%
1%
26%
36%
10%
28%
1%
25%
36%
62%
LOW COST OF FUNDING
2Q21
1Q22
2Q22
Savings Accounts
Checking Accounts
Other
Time Deposits
Investment accounts

**PRIVATE DEPOSITS MARKET SHARE***

| | | |
|---|---|---|
| 7.41% | 7.12% | 7.15% |

*Based on daily information from BCRA. Capital balance as of last day of every quarter

**TOTAL LIQUID ASSETS/ TOTAL DEPOSITS**

| | | |
|---|---|---|
| 76% | 80% | 77% |

## Strong organic generation of capital

22.6%
23.5%
22.7%
11.5%
11.5%
11.5%
8.0%
8.0%
8.0%
2Q21
1Q22
2Q22
Minimum capital requirement
Additional buffer
Capital ratio

*RPC includes 100% of quarterly results

## **Exposure to the public sector** increasing due to lack of loan demand, under control

5.6%
11.8%
8.9%
13.9%
9.0%
15.3%
2Q21
1Q22
2Q22
BBVA
Financial System*

*Source: "Informe sobre bancos", BCRA, as of May 2022, last available information.

2Q22 Highlights

BBVA
2Q22 Earnings Release

# Transformation

### DIGITA ACTIVE CLIENTS (MILLIONS)

+10%
1.97
2.09
2.18
2Q21
1Q22
2Q22

### MOBILE ACTIVE CLIENTS (MILLIONS)

+15%
1.67
1.82
1.91
2Q21
1Q22
2Q22

### DIGITAL CLIENT PENETRATION %

62%
62%
2Q21
2Q22

### MOBILE CLIENT PENETRATION %

52%
54%
2Q21
2Q22

### MONETARY TRANSACTIONS BY CHANNEL

24%
75%
21%
78%
21%
78%
2Q21
1Q22
2Q22
Remote*
ATM+ATS
Tellers

*Includes mobile and online banking, Net Cash online & mobile and non-banking correspondents including MODO.*
*Tellers represent less than 1%*

### RETAIL DIGITAL SALES (% OF TOTAL SALES YTD)

78.6%
82.6%
82.0%
53.1%
53.6%
54.4%
2Q21
1Q22
2Q22
Digital Sales PRV (% Sales)
Digital Sales (% Units)

## ***Remote** channels with **more participation** than **physical** ones*

### REMOTE CHANNELS

OMNETARY TRANSACTION YoY % GROWTH AS OF 1Q22

+12%
Web
+46%
Mobile

### NEW CLIENT ACQUISITION

THOUSANDS % ACQUISITION THROUGH DIGITAL CHANNELS OVER TRADITIONAL CHANNELS

99.3
115.6
136.9
70%
66%
66%
DIGITAL ACQUISITION
+32%
2Q22 vs. 2Q21
2Q21
1Q22
2Q22

*Digital sales: % of sales done through digital channels and ATM over total sales.*

*PRV: Product Relative value for the Retail Segment, used as a proxy for economic value. Transactions (units) are weighted by a simplified NPV calculated for each product category in order to weight their contribution to the digital sales. Figures have been restated in order to include credit card related financing solutions and FX.*

*Digital customers: number of retail clients that have logged in any of the bank's digital platforms at least once during each of the last 3 months.*

*Mobile customers: number of retail clients that have logged in the bank's mobile app at least once during each of the last 3 months. It is a sub-group of digital customers.*

*Active customers have suffered changes in calculation parameters as of 1Q22 and for comparable periods.*

Banco BBVA Argentina S.A. announces Second Quarter 2022 results

Buenos Aires, August 23, 2022 – Banco BBVA Argentina S.A (NYSE; BYMA; MAE: BBAR; LATIBEX: XBBAR) (“BBVA Argentina” or “BBVA” or “the Bank”) announced today its consolidated results for the second quarter (2Q22), ended on June 30, 2022.

As of January 1, 2020, the Bank started to inform its inflation adjusted results pursuant to IAS 29 reporting. To facilitate comparison, figures of comparable quarters of 2021 and 2022 have been updated according to IAS 29 reporting to reflect the accumulated effect of inflation adjustment for each period up to June 30, 2022.

2Q22 Highlights

•	BBVA Argentina’s inflation adjusted net income in 2Q22 was $15.9 billion, 235.8% higher than the $4.7 billion reported on the first quarter of 2022 (1Q22), and 34.2% higher than the $11.8 billion reported on the second quarter of 2021 (2Q21). In the first six months of 2022, the accumulated net income was $20.6 billion, 19.6% above the $17.2 billion recorded in the first six months of 2021.
•	In 2Q22, BBVA Argentina posted an inflation adjusted average return on assets (ROAA) of 4.6% and an inflation adjusted average return on equity (ROAE) of 28.3%. The six month accumulated ROAA reached 3.0% while the six month accumulated ROAE was 18.9%.
•	Operating income in 2Q22 was $32.0 billion, 10.2% above the $29.0 billion recorded in 1Q22 and 51.9% over the $21.1 billion recorded in 2Q21.
•	In terms of activity, total consolidated financing to the private sector in 2Q22 totaled $519.3 billion, increasing 7.1% in real terms compared to 1Q22, and falling 1.0% compared to 2Q21. In the quarter, the increase was mainly driven by growth in credit cards, other loans, prefinancing and financing of exports and in overdrafts by 5.3%, 10.7%, 41.5% and 21.2% respectively. BBVA’s consolidated market share of private sector loans reached 8.35% as of 2Q22.
•	Total consolidated deposits in 2Q22 totaled $974.1 billion, increasing 4.2% in real terms during the quarter, and falling 2.5% in the year. Quarterly increase was mainly explained by sight deposits, which grew 4.4%. The Bank’s consolidated market share of private deposits reached 7.15% as of 2Q22.
•	As of 2Q22, the non-performing loan ratio (NPL) reached 1.08%, with a 219.39% coverage ratio.
•	The accumulated efficiency ratio in 2Q22 was 71.3%, below 1Q22’s 72.2%, and 2Q21’s 70.1%.
•	As of 2Q22, BBVA Argentina reached a regulatory capital ratio of 22.9%, entailing a $124.7 billion or 180.1% excess over minimum regulatory requirement. Tier I ratio was 22.7%.
•	Total liquid assets represented 76.9% of the Bank’s total deposits as of 2Q22.

Message from the CFO

“In a less favourable global context, facing the difficulties of correcting macroeconomic distortions and meeting the established objectives in the loan agreement reached in March 2022 with the International Monetary Fund, market volatility has significantly increased, especially in the FX markets and local currency debt markets. A high uncertainty persists about the future development of economic policy. According to BBVA Research, inflation, which reached 46.2% accumulated as of July 2022, will probably be higher in the future, and GDP will grow around 2.5% in 2022 (below previous estimates of 3.5%).

1

Regarding 2Q22, inflation rate reached 17.3%, versus 16.1% in 1Q22. During 2Q22, private loans in pesos of the system grew 19%, while that of BBVA Argentina increased 23%1, achieving a positive real growth and, in total currency, growing 46 bps its consolidated market share.

Concerning BBVA Argentina’s quarterly performance, outstanding behavior in net interest income and fee income definitely contributed to an improvement of 10.2% in operating income.

As of June 2022, BBVA Argentina reached an NPL ratio of 1.08%, very well below the last available system NPL (May 2022) of 3.4%. Concerning liquidity and solvency indicators, the Bank ends the quarter with 76.7% and 22.9% respectively, levels which undoubtedly allow to address business growth in the case of an economic recovery.

As of the date of this report, BBVA Argentina has distributed dividends by $8.8 billion (instalments 1 to 8) according to the established schedule published on June 16, 2022.

With respect to digitalization, our service offering has evolved in such way that by the end of June 2022, digital client penetration reached 62% keeping stable versus a year back, while that of mobile clients reached 54% from 52% in the same period. The response on the side of customers has been satisfactory, and we are convinced this is the path to pursue, in the aim of sustaining and expanding our competitive position in the financial system. In the quarter, new client acquisition through digital channels over traditional ones was 66%, while in 2Q21 it was 70%.

BBVA Argentina has a corporate responsibility with society, inherent to the Bank’s business model, which bolsters inclusion, financial education and supports scientific research and culture. The Bank works with the highest integrity, long-term vision and best practices, and is present through the BBVA Group in the main sustainability indexes.

Lastly, the Bank actively monitors its business, financial conditions and operating results, in the aim of keeping a competitive position to face contextual challenges.”

Ernesto R. Gallardo, CFO at BBVA Argentina

2Q22 Conference Call

Tuesday, August 24 - 12:00 p.m. Buenos Aires time (11:00 a.m. EST)

To participate please dial-in:

+ 54-11-3984-5677 (Argentina)

+ 1-844-450-3851 (United States)

+ 1-412-317-6373 (International)

Web Phone: click here

Código de la conferencia: BBVA

Webcast & Replay: click here

1 Source: BCRA siscen base information as of June 30, 2022. Capital balances as of the last day of each period, in nominal terms.

2

Safe Harbor Statement

This press release contains certain forward-looking statements that reflect the current views and/or expectations of Banco BBVA Argentina and its management with respect to its performance, business and future events. We use words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “seek,” “future,” “should” and other similar expressions to identify forward-looking statements, but they are not the only way we identify such statements. Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this release. Actual results, performance or events may differ materially from those in such statements due to, without limitation, (i) changes in general economic, financial, business, political, legal, social or other conditions in Argentina or elsewhere in Latin America or changes in either developed or emerging markets, (ii) changes in regional, national and international business and economic conditions, including inflation, (iii) changes in interest rates and the cost of deposits, which may, among other things, affect margins, (iv) unanticipated increases in financing or other costs or the inability to obtain additional debt or equity financing on attractive terms, which may limit our ability to fund existing operations and to finance new activities, (v) changes in government regulation, including tax and banking regulations, (vi) changes in the policies of Argentine authorities, (vii) adverse legal or regulatory disputes or proceedings, (viii) competition in banking and financial services, (ix) changes in the financial condition, creditworthiness or solvency of the customers, debtors or counterparties of Banco BBVA Argentina, (x) increase in the allowances for loan losses, (xi) technological changes or an inability to implement new technologies, (xii) changes in consumer spending and saving habits, (xiii) the ability to implement our business strategy and (xiv) fluctuations in the exchange rate of the Peso. The matters discussed herein may also be affected by risks and uncertainties described from time to time in Banco BBVA Argentina’s filings with the U.S. Securities and Exchange Commission (SEC) and Comisión Nacional de Valores (CNV). Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as the date of this document. Banco BBVA Argentina is under no obligation and expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Information

This earnings release has been prepared in accordance with the accounting framework established by the Central Bank of Argentina (“BCRA”), based on International Financial Reporting Standards (“I.F.R.S.”) and the resolutions adopted by the International Accounting Standards Board (“I.A.S.B”) and by the Federación Argentina de Consejos Profesionales de Ciencias Económicas (“F.A.C.P.E.”), with the exception of the exclusion of the application of the IFRS 9 impairment model for non-financial public sector debt instruments.

As of January 1, 2020, the Bank started to inform its inflation adjusted results pursuant to IAS 29 reporting. To facilitate comparison, figures of comparable quarters of 2021 and 2022 have been updated according to IAS 29 reporting to reflect the accumulated effect of inflation adjustment for each period up to June 30, 2022.

The information in this press release contains unaudited financial information that consolidates, line item by line item, all of the banking activities of BBVA Argentina, including: BBVA Asset Management Argentina S.A., Consolidar AFJP-undergoing liquidation proceeding, PSA Finance Argentina Compañía Financiera S.A. (“PSA”) and Volkswagen Financial Services Compañía Financiera S.A (“VWFS”).

BBVA Seguros Argentina S.A. is disclosed on a consolidated basis recorded as Investments in associates (reported under the proportional consolidation method), and the corresponding results are reported as “Income from associates”), same as Rombo Compañía Financiera S.A. (“Rombo”), Play Digital S.A., Openpay Argentina S.A. and Interbanking S.A.

Financial statements of subsidiaries have been elaborated as of the same dates and periods as Banco BBVA Argentina S.A.’s. In the case of consolidated companies PSA and VWFS, financial statements were prepared considering the B.C.R.A. accounting framework for institutions belonging to “Group C”, considering the model established by the IFRS 9 5.5. “Impairment” section for periods starting as of January 1, 2022, excluding debt instruments from the non-financial public sector.

The information published by the BBVA Group for Argentina is prepared according to IFRS, without considering the temporary exceptions established by BCRA.

3

Quarterly Results

INCOME STATEMENT	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	2Q22	1Q22	2Q21	QoQ	YoY
Net Interest Income	54,310	46,016	39,858	18.0%	36.3%
Net Fee Income	10,306	7,783	8,902	32.4%	15.8%
Net income from measurement of financial instruments at fair value through P&L	1,343	4,793	2,054	(72.0%)	(34.6%)
Net income from write-down of assets at amortized cost and at fair value through OCI	567	(40)	(27)	n.m	n.m
Foreign exchange and gold gains	1,557	2,007	1,937	(22.4%)	(19.6%)
Other operating income	3,317	3,958	2,971	(16.2%)	11.6%
Loan loss allowances	(2,455)	(2,661)	(3,486)	7.7%	29.6%
Net operating income	68,945	61,856	52,209	11.5%	32.1%
Personnel benefits	(12,707)	(10,633)	(10,428)	(19.5%)	(21.9%)
Adminsitrative expenses	(12,260)	(11,161)	(9,639)	(9.8%)	(27.2%)
Depreciation and amortization	(1,721)	(1,918)	(1,948)	10.3%	11.7%
Other operating expenses	(10,254)	(9,097)	(9,123)	(12.7%)	(12.4%)
Operarting expenses	(36,942)	(32,809)	(31,138)	(12.6%)	(18.6%)
Operating income	32,003	29,047	21,071	10.2%	51.9%
Income from associates	218	(313)	285	169.6%	(23.5%)
Income from net monetary position	(23,788)	(21,970)	(14,322)	(8.3%)	(66.1%)
Net income before income tax	8,433	6,764	7,034	24.7%	19.9%
Income tax	7,455	(2,033)	4,806	466.7%	55.1%
Net income for the period	15,888	4,731	11,840	235.8%	34.2%
Owners of the parent	16,014	4,911	11,838	226.1%	35.3%
Non-controlling interests	(126)	(180)	2	30.0%	n.m

Other comprehensive Income (OCI) (1)	(9,650)	1,554	169	n.m	n.m
Total comprehensive income	6,238	6,285	12,009	(0.7%)	(48.1%)

(1) Net of Income Tax.

BBVA Argentina 2Q22 net income was $15.8 billion, increasing 235.8% or $11.2 billion quarter-over-quarter (QoQ) and 34.2% or $4.0 million year-over-year (YoY). This implied a quarterly ROAE of 28.3% and a quarterly ROAA of 4.6%.

Quarterly operating results are mainly explained by (i) greater interest income and (ii) a better net fee income (iii) lower operating expenses. This allowed net operating income to increase above operating expenses.

These effects were partially offset by a fall in net income from measurement of financial instruments at FV through P&L, which includes the sale of the remaining participation of the Bank in Prisma in 1Q22.

Net income for the period was improved by a benefit in the income tax line, as a result of the implications of tax deferrals.

4

EARNINGS PER SHARE	BBVA ARGENTINA CONSOLIDATED
				∆ %
	2Q22	1Q22	2Q21	QoQ	YoY
Financial Statement information
Net income for the period attributable to owners of the parent (in AR$ millions, inflation adjusted)	16,014	4,911	11,838	226.1%	35.3%
Total shares outstanding (1)	612,710	612,710	612,710	-	-
Market information
Closing price of ordinary share at BYMA (in AR$)	201.0	225.0	184.4	(10.7%)	9.0%
Closing price of ADS at NYSE (in USD)	2.4	3.5	3.3	(32.5%)	(26.5%)
Book value per share (in AR$)	381.84	371.70	355.69	2.7%	7.4%
Price-to-book ratio (BYMA price) (%)	0.53	0.61	0.52	(13.0%)	1.6%
Earnings per share (in AR$)	26.14	8.02	19.32	226.1%	35.3%
Earnings per ADS(2) (in AR$)	78.41	24.05	57.96	226.1%	35.3%

(1) In thousands of shares.
(2) Each ADS accounts for 3 ordinary shares

5

Net Interest Income

NET INTEREST INCOME	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	2Q22	1Q22	2Q21	QoQ	YoY
Net Interest Income	54,310	46,016	39,858	18.0%	36.3%
Interest Income	99,622	80,961	71,610	23.0%	39.1%
From government securities	41,868	28,369	18,062	47.6%	131.8%
From private securities	123	112	44	9.8%	179.5%
Interest from loans and other financing	34,887	31,861	29,195	9.5%	19.5%
Financial Sector	504	417	220	20.9%	129.1%
Overdrafts	4,147	2,791	2,546	48.6%	62.9%
Discounted Instruments	5,449	5,326	4,737	2.3%	15.0%
Mortgage loans	441	495	613	(10.9%)	(28.1%)
Pledge loans	1,838	1,735	1,901	5.9%	(3.3%)
Consumer Loans	5,365	5,160	4,884	4.0%	9.8%
Credit Cards	9,503	9,459	7,570	0.5%	25.5%
Financial leases	260	301	322	(13.6%)	(19.3%)
Loans for the prefinancing and financing of exports	134	151	397	(11.3%)	(66.2%)
Other loans	7,246	6,026	6,005	20.2%	20.7%
Premiums on reverse REPO transactions	1,176	8,692	11,929	(86.5%)	(90.1%)
CER/UVA clause adjustment	21,468	11,825	12,380	81.5%	73.4%
Other interest income	100	102	-	(2.0%)	N/A
Interest expenses	45,312	34,945	31,752	29.7%	42.7%
Deposits	39,030	31,805	28,381	22.7%	37.5%
Checking accounts	7,361	6,107	4,707	20.5%	56.4%
Savings accounts	288	184	196	56.5%	46.9%
Time deposits and Investment accounts	31,381	25,514	23,478	23.0%	33.7%
Other liabilities from financial transactions	117	121	373	(3.3%)	(68.6%)
Interfinancial loans received	1,504	1,032	1,020	45.7%	47.5%
Premiums on REPO transactions	-	2	-	(100.0%)	N/A
CER/UVA clause adjustment	4,660	1,985	1,973	134.8%	136.2%
Other interest expense	1	-	5	N/A	(80.0%)

Net interest income for 2Q22 was $54.3 billion, increasing 18.0% or $8.9 billion QoQ, and 36.3% or $14.5 billion YoY. In 2Q22, interest income, in monetary terms, increased more than interest expense, mainly due to (i) higher income from government securities, (ii) increases in income from CER/UVA clause adjustments and (iii) an increase in income from interests from overdrafts and oher loans. Items (i) and (ii) take place in a context of increasing interest rates, derived from sequential increases in the monetary policy rate by the BCRA2, as well as an increase in the inflation rate3, and justified by a change in regulation issued at the beginning of 2022 (Com. “A” 7432) which allowed financial institutions to increase their BCRA liquidity bills (LELIQ) position.

In 2Q22, interest income totaled $99.6 billion, increasing 23.0% compared to 1Q22 and 39.1% compared to 2Q21. Quarterly increase is mainly driven by (i) higher income from government securities, both from an increase in the nominal rate and the volume in the position of LELIQ; and (ii) an increase in CER/UVA clause adjustments, especially from government securities linked to such indexes, which position has increased during the quarter. Income from overdrafts and other loans also stand out, mainly because of the adjustment of increasing rates and an increase in activity. All this was offset by lower income on premiums on reverse REPO transactions (seven-day REPOs), considering such instruments were gradually removed from the market by the Central Bank.

2 For further details on the gradual increase in interest rates refer to the Main Regulatory Changes section.

3 From 16.1% in 1Q22 to 17.3% in 2Q22. Source: Instituto Nacional de Estadística y Censos (INDEC).

6

Income from government securities increased 47.6% compared to 1Q22, and 131.8% compared to 2Q21. This is partially due to the higher position in LELIQ, continuing with the progressive swap from REPOs towards these securities, added to the gradual increase of the monetary policy rate, which was at 44.5% (nominal annual terms) at the beginning of the quarter and ended at 52.0%. 93% of these results are explained by government securities at fair value through OCI, of which 73% are BCRA securities, and 4% are securities at amortized cost (2022 and 2027 National Treasury Bonds at fixed rate, used for reserve requirement integration).

Interest income from loans and other financing totaled $34.9 billion, increasing 9.5% QoQ and 19.5% YoY. Quarterly growth is mainly due to an increase in overdrafts by 20.9% and in other loans by 20.2%, the latter boosted by floorplan loans from consolidated companies.

Income from CER/UVA adjustments increased 81.5% QoQ and 73.4% YoY. Quarterly growth was driven by a higher yield and a greater position in CER-linked securities, taking into consideration that quarterly inflation reached 17.3% versus 16.1% the previous quarter. 73% of income from interests from CER/UVA clause adjustments is explained by interests generated by bonds linked to such indexes.

Interest expenses totaled $45.3 billion, denoting a 29.7% increase QoQ and a 42.7% increase YoY. Quarterly increase is described by higher time deposit and checking account expenses, together with higher CER/UVA adjustment expenses.

Interests from time deposits (including investment accounts) explain 69.3% of interest expenses, versus 73.0% the previous quarter. These increased 23.0% QoQ and 33.7% YoY.

7

NIM

As of 2Q22, net interest margin (NIM) was 22.1%, above the 19.2% reported in 1Q22. In 2Q22, NIM in pesos was 23.2% and 2.1% in U.S. dollars.

ASSETS & LIABILITIES PERFORMANCE - TOTAL	BBVA ARGENTINA CONSOLIDATED
In millions of AR$. Rates and spreads in annualized %
	2Q22			1Q22			2Q21
	Average Balance	Interest Earned/Paid	Average Real Rate	Average Balance	Interest Earned/Paid	Average Real Rate	Average Balance	Interest Earned/Paid	Average Real Rate
Total interest-earning assets	987,483	99,620	40.5%	969,983	80,962	33.9%	915,495	71,610	31.4%
Debt securities	495,815	58,737	47.5%	480,489	44,897	37.9%	393,537	36,748	37.5%
Loans to customers/financial institutions	477,860	40,881	34.3%	476,521	36,061	30.7%	508,082	34,843	27.5%
Loans to the BCRA	1	2	802.2%	-	2	-	-	-	-
Other assets	13,807	-	0.0%	12,974	1	0.0%	13,876	18	0.5%
Total non interest-earning assets	359,460	-	0.0%	381,616	-	0.0%	403,713	-	0.0%
Total Assets	1,346,943	99,620	29.7%	1,351,599	80,962	24.3%	1,319,208	71,610	21.8%
Total interest-bearing liabilities	702,824	45,310	25.9%	704,854	34,945	20.1%	700,202	31,752	18.2%
Sight deposits	258,881	288	0.4%	283,069	184	0.3%	367,642	4,901	5.3%
Time deposits and investment accounts	334,140	36,040	43.3%	316,579	27,498	35.2%	315,560	26,113	33.2%
Debt securities issued	253	84	133.2%	433	75	70.3%	1,605	174	43.4%
Other liabilities	109,550	8,898	32.6%	104,773	7,188	27.8%	15,395	564	14.7%
Total non-interest-bearing liabilities	644,118	-	0.0%	646,745	-	0.0%	619,006	-	0.0%
Total liabilities and equity	1,346,942	45,310	13.5%	1,351,599	34,945	10.5%	1,319,208	31,752	9.7%

NIM - Total			22.1%			19.2%			17.5%
Spread - Total			14.6%			13.7%			13.2%

Nominal rates are calculated over a 365-day year
Does not include Net income from measurement of financial instruments at fair value through P&L nor Net income from write-down of assets at amortized cost and at fair value through OCI
Sight deposits include savings accounts and interest-bearing checking accounts. Non interest-bearing accounts are included in non-interest-bearing liabilities.

ASSETS & LIABILITIES PERFORMANCE - AR$	BBVA ARGENTINA CONSOLIDATED
In millions of AR$. Rates and spreads in annualized %
	2Q22			1Q22			2Q21
	Average Balance	Interest Earned/Paid	Average Real Rate	Average Balance	Interest Earned/Paid	Average Real Rate	Average Balance	Interest Earned/Paid	Average Real Rate
Total interest-earning assets	946,970	99,389	42.6%	933,148	80,706	34.3%	838,113	70,883	34.3%
Debt securities	492,031	58,732	48.4%	477,079	44,895	37.3%	393,537	36,748	37.9%
Loans to customers/financial institutions	446,324	40,655	36.9%	448,628	35,809	31.7%	440,237	34,118	31.4%
Loans to the BCRA	-	2	-	-	2	-	-	-	-
Other assets	8,615	-	0.0%	7,442	-	0.0%	4,339	16	1.5%
Total non interest-earning assets	180,416	-	0.0%	190,810	-	0.0%	193,757	-	0.0%
Total Assets	1,127,386	99,389	35.8%	1,123,959	80,706	28.5%	1,031,870	70,883	27.9%
Total interest-bearing liabilities	557,514	45,292	32.9%	549,423	34,917	25.2%	498,582	31,631	25.7%
Savings accounts	133,275	286	0.9%	149,109	182	0.5%	200,164	4,898	9.9%
Time deposits	315,052	36,031	46.4%	296,328	27,489	36.8%	286,938	26,093	36.9%
Debt securities issued	253	84	134.7%	433	75	68.8%	1,605	174	43.9%
Other liabilities	108,934	8,891	33.1%	103,553	7,172	27.5%	9,875	466	19.1%
Total non-interest-bearing liabilities	571,560	-	0.0%	572,449	-	0.0%	533,296	-	0.0%
Total liabilities and equity	1,129,074	45,292	16.3%	1,121,872	34,917	12.3%	1,031,878	31,631	12.4%

NIM - AR$			23.2%			19.5%			19.0%
Spread - AR$			9.6%			9.1%			8.6%

Nominal rates are calculated over a 365-day year
Does not include Net income from measurement of financial instruments at fair value through P&L nor Net income from write-down of assets at amortized cost and at fair value through OCI
Sight deposits include savings accounts and interest-bearing checking accounts. Non interest-bearing accounts are included in non-interest-bearing liabilities.

8

ASSETS & LIABILITIES PERFORMANCE - FOREIGN CURRENCY		BBVA ARGENTINA CONSOLIDATED
In millions of AR$. Rates and spreads in annualized %
	2Q22			1Q22			2Q21
	Average Balance	Interest Earned/Paid	Average Real Rate	Average Balance	Interest Earned/Paid	Average Real Rate	Average Balance	Interest Earned/Paid	Average Real Rate
Total interest-earning assets	40,513	231	2.3%	36,835	256	2.8%	77,382	726	3.8%
Debt securities	3,784	5	0.5%	3,410	2	0.3%	-	-	#DIV/0!
Loans to customers/financial institutions	31,536	226	2.9%	27,893	252	3.6%	67,844	725	4.3%
Loans to the BCRA	1	-	0.0%	-	-	#DIV/0!	-	-	#DIV/0!
Other assets	5,192	-	0.0%	5,532	1	0.1%	9,537	2	0.1%
Total non interest-earning assets	179,044	-	0.0%	190,806	-	0.0%	209,957	-	0.0%
Total Assets	219,557	231	0.4%	227,641	256	0.4%	287,338	726	1.0%
Total interest-bearing liabilities	145,310	18	0.1%	155,431	28	0.1%	201,620	121	0.2%
Savings accounts	125,606	2	0.0%	133,960	2	0.0%	167,479	3	0.0%
Time deposits and Investment accounts	19,088	9	0.2%	20,251	9	0.2%	28,622	20	0.3%
Other liabilities	616	7	4.6%	1,220	16	5.3%	5,520	98	7.2%
Total non-interest-bearing liabilities	72,558	-	0.0%	74,297	-	0.0%	85,710	-	0.0%
Total liabilities and equity	217,868	18	0.0%	229,728	28	0.0%	287,330	121	0.2%

NIM - Foreign currency			2.1%			2.5%			3.2%
Spread - Foreign currency			2.3%			2.7%			3.6%

Nominal rates are calculated over a 365-day year
Does not include Net income from measurement of financial instruments at fair value through P&L nor Net income from write-down of assets at amortized cost and at fair value through OCI
Sight deposits include savings accounts and interest-bearing checking accounts. Non interest-bearing accounts are included in non-interest-bearing liabilities.

Net Fee Income

NET FEE INCOME	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	2Q22	1Q22	2Q21	QoQ	YoY
Net Fee Income	10,306	7,783	8,902	32.4%	15.8%
Fee Income	14,393	15,196	15,639	(5.3%)	(8.0%)
Linked to liabilities	5,604	6,252	5,545	(10.4%)	1.1%
From credit cards	5,062	5,097	7,312	(0.7%)	(30.8%)
BBVA Points	1,195	1,267	269	(5.7%)	344.2%
Linked to loans	1,138	1,166	909	(2.4%)	25.2%
From insurance	612	657	689	(6.8%)	(11.2%)
From foreign trade and foreign currency transactions	633	602	733	5.1%	(13.6%)
Other fee income	149	155	182	(3.9%)	(18.1%)
Fee expenses	4,087	7,413	6,737	(44.9%)	(39.3%)

Net fee income as of 2Q22 totaled $10.3 billion, increasing 32.4% or $2.5 billion QoQ and increasing 15.8% or $1.4 billion YoY.

In 2Q22, fee income totaled $14.4 billion, falling 5.3% QoQ and 8.0% YoY. The quarterly fall is mainly explained by a decline in fees linked to liabilities, especially due to the lag in increases in prices of account and packaged accounts’ maintenance, which last increment took place the previous quarter.

Regarding fee expenses, these totaled $4.1 billion, contracting 44.9% QoQ and 39.3% YoY. Lower expenses in the quarter are partially explained by the migration of clients from the Latam benefit program into the Puntos BBVA program (given the former’s partnership end in February 2022), and lower expenditures linked to credit and debit cards.

9

Net Income from Measurement of Financial Instruments at Fair Value and Foreign Exchange and Gold Gains/Losses

NET INCOME FROM FINANCIAL INSTRUMENTS AT FAIR VALUE (FV) THROUGH P&L	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	2Q22	1Q22	2Q21	QoQ	YoY
Net Income from financial instruments at FV through P&L	1,343	4,793	2,054	(72.0%)	(34.6%)
Income from write-down or sale of financial assets	-	3,068	-	(100.0%)	N/A
Income from government securities	1,123	816	996	37.6%	12.8%
Income from private securities	187	152	(116)	23.0%	261.2%
Interest rate swaps	-	(1)	53	100.0%	(100.0%)
Gains from foreign currency forward transactions	21	761	1,121	(97.2%)	(98.1%)
Income from debt and equity instruments	12	1	-	n.m	N/A
Other	-	(4)	-	100.0%	N/A

In 2Q22, net income from financial instruments at fair value (FV) through P&L was $1.3 billion, decreasing 72.0% or $3.5 billion QoQ and 34.6% or $711 million YoY.

These results are mainly explained by an increase in the income from government securities line item, especially due to the greater position and interest rate generated by the LELIQ portfolio, and a greater CER linked National Treasury bond portfolio.

Nonetheless the result falls, explained by the sale procedure of the Bank’s remaining position in Prisma during 1Q22, which had generated a $3.1 billion profit (at current values) in that period.

There is also a decrease in the line gains from foreign currency forward transactions.

DIFFERENCES IN QUOTED PRICES OF GOLD AND FOREIGN FOREIGN CURRENCY	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	2Q22	1Q22	2Q21	QoQ	YoY
Foreign exchange and gold gains/(losses) (1)	1,557	2,007	1,937	(22.4%)	(19.6%)
From foreign exchange position	(621)	(475)	(104)	(30.7%)	(497.1%)
Income from purchase-sale of foreign currency	2,178	2,482	2,041	(12.2%)	6.7%
Net income from financial instruments at FV through P&L (2)	21	761	1,121	(97.2%)	(98.1%)
Income from foreign currency forward transactions	21	761	1,121	(97.2%)	(98.1%)
Total differences in quoted prices of gold & foreign currency (1) + (2)	1,578	2,768	3,058	(43.0%)	(48.4%)

In 2Q22, the total differences in quoted prices of gold and foreign currency showed profit for $1.6 billion, falling 43.0% or $1.2 billion compared to 1Q22, mainly due to lower results in income from foreign currency forward transactions and a fall in the income from purchase-sale of foreign currency.

10

Other Operating Income

OTHER OPERATING INCOME	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	2Q22	1Q22	2Q21	QoQ	YoY
Operating Income	3,317	3,958	2,971	(16.2%)	11.6%
Rental of safe deposit boxes (1)	513	604	563	(15.1%)	(8.9%)
Adjustments and interest on miscellaneous receivables (1)	1,229	894	878	37.5%	40.0%
Punitive interest (1)	74	67	100	10.4%	(26.0%)
Loans recovered	505	465	646	8.6%	(21.8%)
Fee income from credit and debit cards (1)	284	299	190	(5.0%)	49.5%
Income from initial recognition of public securities	-	-	(1)	N/A	100.0%
Income from sale of assets in equity instruments	74	985	-	(92.5%)	N/A
Fee expenses recovery	138	159	138	(13.2%)	-
Rents	139	53	-	162.3%	N/A
Sindicated transaction fees	32	83	26	(61.4%)	23.1%
Other Operating Income(2)	329	349	431	(5.7%)	(23.7%)
(1) Included in the efficiency ratio calculation
(2) Includes some of the concepts used in the efficiency ratio calculation

In 2Q22 other operating income totaled $3.3 billion, falling 16.2% or $641 million QoQ, and increasing 11.6% or $346 million YoY. Quarterly decrease is partially explained by a 92.5% fall in the Income from sale of assets in equity instruments line item, as a result from the sale procedures of the remaining stock participation of the Bank in Prisma in 1Q22. Additionally, there has been a 15.1% decrease in the rental of safe deposit boxes line item, especially due to a lag in price increases (as they have been last changed during the previous quarter) and a 37.5% increase in adjustments and interest on miscellaneous receivables.

11

Operating Expenses

Personnel Benefits and Administrative Expenses

PERSONNEL BENEFITS & ADMINISTRATIVE EXPENSES	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	2Q22	1Q22	2Q21	QoQ	YoY
Total Personnel Benefits and Adminsitrative Expenses	24,967	21,794	20,067	14.6%	24.4%
Personnel Benefits (1)	12,707	10,633	10,428	19.5%	21.9%
Administrative expenses (1)	12,260	11,161	9,639	9.8%	27.2%
Travel expenses	69	49	60	40.8%	15.0%
Outsourced administrative expenses	885	808	754	9.5%	17.4%
Security services	319	330	326	(3.3%)	(2.1%)
Fees to Bank Directors and Supervisory Committee	27	15	23	80.0%	17.4%
Other fees	403	412	436	(2.2%)	(7.6%)
Insurance	109	126	130	(13.5%)	(16.2%)
Rent	2,191	1,828	1,192	19.9%	83.8%
Stationery and supplies	-	30	11	(100.0%)	(100.0%)
Electricity and communications	421	463	496	(9.1%)	(15.1%)
Advertising	602	598	353	0.7%	70.5%
Taxes	2,396	2,474	2,198	(3.2%)	9.0%
Maintenance costs	1,127	1,143	1,154	(1.4%)	(2.3%)
Armored transportation services	1,328	1,431	1,348	(7.2%)	(1.5%)
Software	1,307	411	160	218.0%	n.m
Document distribution	456	412	330	10.7%	38.2%
Commercial reports	205	210	302	(2.4%)	(32.1%)
Other administrative expenses	415	421	366	(1.4%)	13.4%

Headcount*
BBVA (Bank)	5,746	5,753	5,828	(7)	(82)
Subsidiaries (2)	93	99	96	(6)	(3)
Total employees*	5,839	5,852	5,924	(13)	(85)
Branches	1,948	1,994	2,145	(46)	(197)
Main office	3,891	3,858	3,779	33	112

Total branches**	243	243	243	-	-

Efficiency Ratio
Efficiency ratio	70.4%	72.2%	67.9%	(180)bps	250 bps
Accumulated Efficiency Ratio	71.3%	72.2%	70.1%	(90)bps	120 bps
Efficiency ratio - Excl. Inflation adjustment	43.2%	43.3%	47.1%	(10)bps	(390)bps
Accumulated Efficiency Ratio - Excl. Inflation adjustment	43.3%	43.3%	48.5%	-	(520)bps

(1) Concept included in the efficiency ratio calculation
(2) Includes BBVA Asset Management, PSA & VWFS
*corresponds to total effective employees, net of temporary contract employees
**do not include administrative offices. As of 2Q22, 46% owned and 54% rented.

During 2Q22, personnel benefits and administrative expenses totaled $25.0 billion, increasing 14.6% or $3.2 billion compared to 1Q22, and 24.4% or $4.9 billion compared to 2Q21.

12

Personnel benefits grew 19.5% QoQ, and 21.9% YoY. The quarterly increase is partially explained by the collective wage agreement reached with the unions, and its retroactive effect corresponding to 1Q22 which impacted in April (16.1% as of January 1, 34.1% as of April 1, 51.1% as of July 1, and 60% accumulated as of October 1), with review clauses in October and November 2022. Also, during 2Q22, the stock of vacation not taken was revaluated, and variable compensation increased.

As of 2Q22, administrative expenses increased 9.8% QoQ, and 27.2% YoY. The quarterly increase is partially explained by (i) an increase in outsourced administrative expenses, (ii) an increase in rent and (iii) an increase in software expenses.

The negative effect of the aforementioned items was offset by a reduction in the taxes line item, explained by a fall in municipal charges, maintenance and reparation expenses, and in armored transportation given the efficiency plan applied on the latter.

The accumulated efficiency ratio as of 2Q22 was 71.3%, improving compared to the 72.2% reported in 1Q22, and deteriorating versus the 70.1% reported in 2Q21. The quarterly improvement is explained by a higher percentage increase in the denominator (income considering monetary position results) than the numerator (expenses), especially thanks to better net results from fees and interest income.

Excluding inflation adjustments considered in the income from the monetary position line item, the 2Q22 accumulated efficiency ratio would have been 43.3%, remaining stable compared to the 43.3% of 1Q22 and improving compared to the 48.5% of 2Q21.

Other Operating Expenses

OTHER OPERATING EXPENSES	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	2Q22	1Q22	2Q21	QoQ	YoY
Other Operating Expenses	10,254	9,097	9,123	12.7%	12.4%
Turnover tax	6,353	6,232	5,896	1.9%	7.8%
Initial loss of loans below market rate	880	582	703	51.2%	25.2%
Contribution to the Deposit Guarantee Fund (SEDESA)	364	370	373	(1.6%)	(2.4%)
Interest on liabilities from financial lease	109	125	169	(12.8%)	(35.5%)
Other allowances	492	724	840	(32.0%)	(41.4%)
Other operating expenses	2,056	1,064	1,142	93.2%	80.0%

In 2Q22, other operating expenses totaled $10.3 billion, increasing 12.7% or $1.2 billion QoQ, and 12.4% or $1.1 billion YoY.

The key factor explaining the quarterly growth is in the other operating expenses line item, with an increase of 93.2%, considering the provision for reorganization recorded in the fourth quarter of 2021, and which was adjusted in 2Q22 according to increases in inflation and associated wage agreements with the unions.

The aforementioned expenses are partially offset by the other allowances line item, decreasing 32.0% related to the increase in use of off-balance sheet items.

Income from Associates

This line reflects the results from non-consolidated associate companies. During 2Q22, profit of $218 million has been reported, mainly due to the Bank’s participation in BBVA Seguros Argentina S.A., Rombo Compañía Financiera S.A., Interbanking S.A. and Play Digital S.A. and Openpay Argentina S.A.

13

Income Tax

Accumulated income tax during the first six months of 2022 recorded a profit of $5.4 billion.

Regarding 2Q22, income tax expenses show a positive result as a result, affected by the implications of inflation adjustments in the determination of payable taxes and tax deferrals.

Accumulated income tax during the first six months of 2021 recorded a gain of $5.6 billion. As of 2Q21, tax expenses show a positive result of $4.8 billion due to the reversal of the provision connected to the repayment of income tax inflation adjustments for 2017 and 2018 fiscal years, for a total of $4.3 billion (non-adjusted figures), recorded during the first quarter of 2018 and the second quarter of 2019 respectively. The reversal is a result of an assessment, funded on legal and tax advisors’ opinions, in which the Bank considers that probabilities of getting a final instance favorable court ruling are higher for those fiscal years.

The accumulated benefit in the income tax line as of 2Q21 includes the positive result obtained in 1Q21 due to the reversal of a provision of $1.2 billion (non-adjusted figures) recorded during the second quarter of 2017 corresponding to 2016 fiscal year, which was funded on a favorable final sentence in court.

14

Balance sheet and activity

Loans and Other Financing

LOANS AND OTHER FINANCING	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	2Q22	1Q22	2Q21	QoQ	YoY
To the public sector	6	5	-	20.0%	N/A
To the financial sector	5,611	5,621	4,373	(0.2%)	28.3%
Non-financial private sector and residents abroad	519,257	484,640	524,513	7.1%	(1.0%)
Non-financial private sector and residents abroad - AR$	477,380	455,912	455,670	4.7%	4.8%
Overdrafts	36,858	30,412	19,746	21.2%	86.7%
Discounted instruments	60,496	57,476	54,052	5.3%	11.9%
Mortgage loans	29,301	28,926	33,626	1.3%	(12.9%)
Pledge loans	19,812	20,942	22,673	(5.4%)	(12.6%)
Consumer loans	53,417	52,889	54,454	1.0%	(1.9%)
Credit cards	197,171	189,135	204,969	4.2%	(3.8%)
Receivables from financial leases	3,338	3,426	4,195	(2.6%)	(20.4%)
Other loans	76,987	72,706	61,955	5.9%	24.3%
Non-financial private sector and residents abroad - Foreign Currency	41,877	28,728	68,843	45.8%	(39.2%)
Overdrafts	4	4	3	-	33.3%
Discounted instruments	8	-	4,730	N/A	(99.8%)
Credit cards	7,210	5,011	3,382	43.9%	113.2%
Receivables from financial leases	-	19	141	(100.0%)	(100.0%)
Loans for the prefinancing and financing of exports	22,726	16,057	40,306	41.5%	(43.6%)
Other loans	11,929	7,637	20,281	56.2%	(41.2%)

% of total loans to Private sector in AR$	91.9%	94.1%	86.9%	(214)bps	506 bps
% of total loans to Private sector in Foreign Currency	8.1%	5.9%	13.1%	214 bps	(506)bps

% of mortgage loans with UVA adjustments / Total mortgage loans (1)	1.7%	2.1%	2.3%	(40)pbs	(63)pbs
% of pledge loans with UVA adjustments / Total pledge loans (1)	3.7%	4.6%	8.4%	(93)pbs	(469)pbs
% of consumer loans with UVA adjustments / Total consumer loans (1)	1.7%	2.5%	6.8%	(86)pbs	(519)pbs
% of loans with UVA adjustments / Total loans and other financing(1)	0.4%	0.6%	1.3%	(18)pbs	(94)pbs

Total loans and other financing	524,874	490,266	528,886	7.1%	(0.8%)
Allowances	(13,128)	(14,226)	(25,581)	7.7%	48.7%
Total net loans and other financing	511,746	476,040	503,305	7.5%	1.7%

(1) Excludes effect of accrued interests adjustments.
LOANS AND OTHER FINANCING TO NON-FINANCIAL PRIVATE SECTOR AND RESIDENTS ABROAD IN FOREIGN CURRENCY	BBVA ARGENTINA CONSOLIDATED
In millions of USD				∆ %
	2Q22	1Q22	2Q21	QoQ	YoY
FX rate*	125.22	110.97	95.73	12.8%	30.8%
Non-financial private sector and residents abroad - Foreign Currency (USD)	334	221	439	51.5%	(23.7%)
*Wholesale U.S. dollar foreign exchange rates on BCRA’s Communication “A” 3500, as of the end of period.

15

Private sector loans as of 2Q22 totaled $519.3 billion, increasing 7.1% or $34.6 billion QoQ, and falling 1.0% or $5.3 billion YoY.

Loans to the private sector in pesos increased 4.7% in 2Q22, and 4.8% YoY. During the quarter, growth was especially driven by a 4.2% increase in credit cards (due to greater retail consumption), a 21.2% increase in overdrafts, a 5.9% increase in other loans and a 5.3% increase in discounted instruments. Regarding other loans, these were boosted by commercial loans (“PIV”, especially productive investment lines), and concerning overdrafts, these were mainly promoted by corporate banking transactions. These increases were offset by a 5.4% fall in pledge loans.

Loans to the private sector denominated in foreign currency increased 45.8% QoQ and fell 39.2% YoY. Quarterly increase is mainly explained by a 41.5% increase in prefinancing and financing of exports, followed by a 56.2% increase in other loans and a 43.9% increase in credit cards. All the aforementioned are explained by greater activity in foreign currency. Loans to the private sector in foreign currency measured in U.S. dollars increased 51.5% QoQ and fell 23.7% YoY. The depreciation of the argentine peso versus the U.S. dollar was 11.4% QoQ and 23.5% YoY4.

In 2Q22, total loans and other financing totaled $524.9 billion, increasing 7.1% compared to 1Q22 and slightly falling 0.8% compared to 2Q21.

LOANS AND OTHER FINANCING	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	2Q22	1Q22	2Q21	QoQ	YoY
Non-financial private sector and residents abroad - Retail	306,911	296,903	319,104	3.4%	(3.8%)
Mortgage loans	29,301	28,926	33,626	1.3%	(12.9%)
Pledge loans	19,812	20,942	22,673	(5.4%)	(12.6%)
Consumer loans	53,417	52,889	54,454	1.0%	(1.9%)
Credit cards	204,381	194,146	208,351	5.3%	(1.9%)
Non-financial private sector and residents abroad - Commercial	212,346	187,737	205,409	13.1%	3.4%
Overdrafts	36,862	30,416	19,749	21.2%	86.7%
Discounted instruments	60,504	57,476	58,782	5.3%	2.9%
Receivables from financial leases	3,338	3,445	4,336	(3.1%)	(23.0%)
Loans for the prefinancing and financing of exports	22,726	16,057	40,306	41.5%	(43.6%)
Other loans	88,916	80,343	82,236	10.7%	8.1%

% of total loans to Retail sector	59.1%	61.3%	60.8%	(216)bps	(173)bps
% of total loans to Commercial sector	40.9%	38.7%	39.2%	216 bps	173 bps

In real terms, retail loans (mortgage, pledge, consumer and credit cards) have increased 3.4% QoQ and decreased 3.8% YoY in real terms. During the quarter, growth is mainly explained by a 5.3% increase in credit cards, followed by a 1.0% increase in consumer loans, the latter explained by marketing actions through different channels, and lines granted to micro-entrepreneurs . These increases were offset by a 5.4% fall in pledge loans.

Commercial loans (overdrafts, discounted instruments, receivables from financial leases, loans for the prefinancing and financing of exports, and other loans) grew 13.1% QoQ and 3.4% YoY both in real terms. Quarterly increase is explained by a 10.7% growth in other loans, a 41.5% increase in prefinancing and financing of exports, followed by a 21.2% increase in overdrafts.

Loan portfolios were highly impacted by the effect of inflation during the second quarter of 2022, which reached 17.3%. In nominal terms, BBVA Argentina managed to increase the retail, commercial and total loan portfolio by 21.3%, 32.7% and 25.6% respectively during the quarter, well beyond real term growth.

4 Taking into consideration wholesale U.S. dollar foreign exchange rates on BCRA’s Communication “A” 3500.

16

LOANS AND OTHER FINANCING - NON RESTATED FIGURES	BBVA ARGENTINA CONSOLIDATED
In millions of AR$				∆ %
	2Q22	1Q22	2Q21	QoQ	YoY
Non-financial private sector and residents abroad - Retail	306,911	253,110	194,596	21.3%	57.7%
Non-financial private sector and residents abroad - Commercial	212,346	160,046	125,265	32.7%	69.5%
Total loans and other financing (1)	524,874	417,952	322,527	25.6%	62.7%
(1) Does not include allowances

As of 2Q22, the total loans and other financing over deposits ratio was 53.9%, above the 52.4% recorded in 1Q22 and the 52.9% in 2Q21.

MARKET SHARE - PRIVATE SECTOR LOANS	BBVA ARGENTINA CONSOLIDATED
In %				∆ bps
	2Q22	1Q22	2Q21	QoQ	YoY
Private sector loans - Bank	7.44%	7.00%	7.35%	44 bps	9 bps
Private sector loans - Consolidated*	8.35%	7.89%	8.21%	46 bps	14 bps

Based on daily BCRA information. Capital balance as of the last day of each quarter.
* Consolidates PSA, VWFS & Rombo

LOANS BY ECONOMIC ACTIVITY	BBVA ARGENTINA CONSOLIDATED
% over total gross loans and other financing				∆ bps
	2Q22	1Q22	2Q21	QoQ	YoY
Government services	n.m	n.m	n.m	-	-
Financial Sector	1.07%	1.15%	0.83%	(8)bps	24 bps
Agricultural and Livestock	4.57%	4.64%	4.87%	(7)bps	(30)bps
Mining products	3.89%	3.83%	6.71%	6 bps	(282)bps
Other manufacturing	11.49%	10.44%	9.94%	105 bps	155 bps
Electricity, oil,water and sanitary services	0.23%	0.16%	0.35%	7 bps	(12)bps
Wholesale and retail trade	5.67%	5.12%	4.98%	55 bps	69 bps
Transport	1.27%	1.06%	0.88%	21 bps	39 bps
Services	1.54%	1.95%	0.46%	(41)bps	108 bps
Others	15.78%	13.92%	12.19%	186 bps	359 bps
Construction	0.57%	0.68%	0.57%	(11)bps	(0)bps
Consumer	53.91%	57.06%	58.22%	(314)bps	(431)bps
Total gross loans and other financing	100%	100%	100%

17

Asset Quality

ASSET QUALITY	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	2Q22	1Q22	2Q21	QoQ	YoY
Commercial non-performing portfolio (1)	892	1,143	4,034	(22.0%)	(77.9%)
Total commercial portfolio	185,184	143,133	179,702	29.4%	3.1%
Commercial non-performing portfolio / Total commercial portfolio	0.48%	0.80%	2.24%	(32)bps	(176)bps
Retail non-performing portfolio (1)	5,092	5,331	9,582	(4.5%)	(46.9%)
Total retail portfolio	367,004	357,669	366,391	2.6%	0.2%
Retail non-performing portfolio / Total retail portfolio	1.39%	1.49%	2.62%	(10)pbs	(123)pbs
Total non-performing portfolio (1)	5,984	6,474	13,616	(7.6%)	(56.1%)
Total portfolio	552,188	500,802	546,093	10.3%	1.1%
Total non-performing portfolio / Total portfolio	1.08%	1.29%	2.49%	(21)bps	(141)bps
Allowances	13,128	14,226	25,581	(7.7%)	(48.7%)
Allowances /Total non-performing portfolio	219.39%	219.73%	187.87%	(34)bps	3,152 bps
Quarterly change in Write-offs	1,653	4,528	1,151	(63.5%)	43.6%
Write offs / Total portfolio	0.30%	0.90%	0.21%	(60)bps	9 bps
Cost of Risk (CoR)	1.94%	2.11%	2.61%	(17)bps	(67)bps

(1) Non-performing loans include: all loans to borrowers classified as "Deficient Servicing (Stage 3)", "High Insolvency Risk (Stage 4)", "Irrecoverable" and/or "Irrecoverable for Technical Decision" (Stage 5) according to BCRA debtor classification system

In 2Q22, asset quality ratio or NPL (total non-performing portfolio / total portfolio) was 1.08%, compared to the 1.29% recorded in 1Q22. The decrease is mainly explained by a good loan portfolio behavior, mainly on the commercial side, as well as growth in the total portfolio.

The coverage ratio (allowances / total non-performing portfolio) was 219.39% in 2Q22, remaining stable versus the 219.73% recorded in 1Q22.

Cost of risk (loan loss allowances / average total loans) reached 1.94% as of 2Q22, below 1Q22’s 2.11%. This is mainly explained by a higher growth in the average loan portfolio versus quarterly loan loss allowances.

ANALYSIS FOR THE ALLOWANCE OF LOAN LOSSES		BBVA ARGENTINA CONSOLIDATED
In millions of AR$
	Balance at 12/31/2021	Stage 1	Stage 2	Stage 3	Monetary result generated by allowances	Balance at 06/30/2022
Other financial assets	392	72	-	36	(114)	386
Loans and other financing	18,589	1,047	(101)	(1,808)	(4,598)	13,129
Other debt securities	21	5	-	-	(7)	19
Eventual commitments	1,162	139	10	14	(327)	998
Total allowances	20,164	1,263	(91)	(1,758)	(5,046)	14,532

Note: to be consistent with Financial Statements, it must be recorded from the beginning of the year instead of the quarter

Allowances for the Bank in 2Q22 reflect expected losses driven by the adoption of the IFRS 9 standards as of January 1, 2020, except for debt instruments issued by the nonfinancial government sector which were excluded from the scope of such standard.

18

Public Sector Exposure

NET PUBLIC DEBT EXPOSURE	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	2Q22	1Q22	2Q21	QoQ	YoY
Treasury and Government securities	127,165	122,396	78,816	3.9%	61.3%
Treasury and National Government	127,165	122,396	78,816	3.9%	61.3%
National Treasury Public Debt in AR$	124,084	119,576	78,816	3.8%	57.4%
National Treasury Public Debt in USD	1,227	869	-	41.1%	N/A
National Treasury Public Debt in AR$ linked to US dollars	1,854	1,950	-	(4.9%)	N/A
Loans to the Public Sector	3	1	-	200.0%	N/A
AR$ Subtotal	124,087	119,577	78,816	3.8%	57.4%
USD Subtotal*	3,081	2,820	-	9.3%	N/A
Total Public Debt Exposure	127,168	122,397	78,816	3.9%	61.3%

B.C.R.A. Exposure	442,418	397,088	297,344	11.4%	48.8%
Instruments	326,596	318,004	150,189	2.7%	117.5%
Leliqs	278,191	289,835	150,189	(4.0%)	85.2%
Notaliqs	48,405	28,169	-	71.8%	N/A
Loans to the B.C.R.A.	3	4	-	(25.0%)	N/A
Repo	115,822	79,084	147,155	46.5%	(21.3%)
B.C.R.A. - AR$	115,822	79,084	147,155	46.5%	(21.3%)

% Public sector exposure (Excl. B.C.R.A.) / Total assets	9.0%	8.9%	5.6%	12 bps	349 bps

*Includes USD-linked Treasury public debt in AR$
This table does not include deposits at the Central Bank used to comply with reserve requirements.

2Q22 public sector exposure (excluding BCRA) totaled $127.2 billion, growing 3.9% or $4.8 billion QoQ, and 61.3% or $48.4 billion YoY. The quarterly increase is explained by a greater position in CER-linked treasury bonds, CER-linked treasury bills (LECER), as well as U.S. dollar denominated treasury bonds.

Short-term liquidity is mostly allocated in BCRA instruments, which increased 11.4% QoQ and 48.8% YoY in real terms. The quarterly increase is explained by a higher REPO position (at quarter-end).

Exposure to the public sector (excluding BCRA) represents 9.0% of total assets, above the 8.9% in 1Q22 and the 5.6% in 2Q21.

19

Deposits

TOTAL DEPOSITS	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	2Q22	1Q22	2Q21	QoQ	YoY
Total deposits	974,101	935,264	998,847	4.2%	(2.5%)
Non-financial Public Sector	14,543	20,423	11,678	(28.8%)	24.5%
Financial Sector	289	343	715	(15.7%)	(59.6%)
Non-financial private sector and residents abroad	959,269	914,498	986,454	4.9%	(2.8%)
Non-financial private sector and residents abroad - AR$	770,875	718,619	724,943	7.3%	6.3%
Checking accounts	237,863	235,009	227,196	1.2%	4.7%
Savings accounts	181,545	152,797	188,115	18.8%	(3.5%)
Time deposits	252,627	237,463	237,114	6.4%	6.5%
Investment accounts	93,401	87,576	66,548	6.7%	40.4%
Other	5,439	5,774	5,970	(5.8%)	(8.9%)
Non-financial private sector and res. abroad - Foreign Currency	188,394	195,879	261,511	(3.8%)	(28.0%)
Checking accounts	16	59	59	(72.9%)	(72.9%)
Savings accounts	167,178	172,855	230,004	(3.3%)	(27.3%)
Time deposits	19,045	20,548	28,038	(7.3%)	(32.1%)
Other	2,155	2,417	3,410	(10.8%)	(36.8%)

% of total portfolio in the private sector in AR$	80.4%	78.6%	73.5%	178 bps	687 bps
% of total portfolio in the private sector in Foregin Currency	19.6%	21.4%	26.5%	(178)bps	(687)bps

% of time deposits with UVA adjustments / Total AR$ Deposits	7.0%	4.4%	4.4%	265 bps	257 bps

DEPOSITS TO THE NON-FINANCIAL PRIVATE SECTOR AND RES. ABROAD IN FOREIGN CURRENCY	BBVA ARGENTINA CONSOLIDATED
In millions of USD				∆ %
	2Q22	1Q22	2Q21	QoQ	YoY
FX rate*	125.2	111.0	95.7	12.8%	30.8%
Non-financial private sector and residents abroad - Foreign Currency (USD)	1,505	1,505	1,666	(0.0%)	(9.7%)
*Wholesale U.S. dollar foreign exchange rates on BCRA’s Communication “A” 3500, as of the end of period.

As of 2Q22, total deposits reached $974.1 billion, increasing 4.2% or $38.8 billion QoQ, and falling 2.5% or $24.7 billion YoY.

Private non-financial sector deposits in 2Q22 totaled $959.3 billion, growing 4.9% QoQ, and falling 2.8% YoY.

Private non-financial sector deposits in pesos totaled $770.9 billion, increasing 7.3% compared to 1Q22, and 6.3% compared to 2Q21. The quarterly change is mainly affected by an increase in sight deposits, especially savings accounts by 18.8%, and by a 6.4% and a 6.7% increase in time deposits and investment accounts respectively.

Private non-financial sector deposits in foreign currency expressed in pesos fell 3.8% QoQ and 28.0% YoY. Measured in U.S. dollars, these deposits remained stable QoQ and fell 9.7% YoY.

20

PRIVATE DEPOSITS	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	2Q22	1Q22	2Q21	QoQ	YoY
Non-financial private sector and residents abroad	959,269	914,498	986,454	4.9%	(2.8%)
Sight deposits	594,196	568,911	654,754	4.4%	(9.2%)
Checking accounts	237,879	235,068	227,255	1.2%	4.7%
Savings accounts	348,723	325,652	418,119	7.1%	(16.6%)
Other	7,594	8,191	9,380	(7.3%)	(19.0%)
Time deposits	365,073	345,587	331,700	5.6%	10.1%
Time deposits	271,672	258,011	265,152	5.3%	2.5%
Investment accounts	93,401	87,576	66,548	6.7%	40.4%

% of sight deposits over total private deposits	62.5%	63.0%	66.8%	(53)bps	(427)bps
% of time deposits over total private deposits	37.5%	37.0%	33.2%	53 bps	427 bps

PRIVATE DEPOSITS - NON RESTATED FIGURES	BBVA ARGENTINA CONSOLIDATED
In millions of AR$				∆ %
	2Q22	1Q22	2Q21	QoQ	YoY
Sight deposits	594,196	484,998	399,282	22.5%	48.8%
Time deposits	365,073	294,613	202,278	23.9%	80.5%
Total deposits	974,101	797,314	609,118	22.2%	59.9%

As of 2Q22, the Bank’s transactional deposits (checking accounts and savings accounts) represented 61.2% of total non-financial private deposits, totaling $586.6 billion, versus 61.3% in 1Q22.

MARKET SHARE - PRIVATE SECTOR DEPOSITS	BBVA ARGENTINA CONSOLIDATED
In %				∆ bps
	2Q22	1Q22	2Q21	QoQ	YoY
Private sector Deposits - Consolidated*	7.15%	7.12%	7.41%	3 pbs	(29)pbs

Based on daily BCRA information. Capital balance as of the last day of each quarter.
* Consolidates PSA, VWFS & Rombo

Other Sources of Funds

OTHER SOURCES OF FUNDS	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	2Q22	1Q22	2Q21	QoQ	YoY
Other sources of funds	250,821	238,605	230,972	5.1%	8.6%
Central Bank	56	60	49	(7.2%)	13.7%
Banks and international organizations	8	-	4,800	N/A	(99.8%)
Financing received from local financial institutions	20,492	14,489	11,083	41.4%	84.9%
Corporate bonds	395	527	1,428	(25.0%)	(72.3%)
Equity	229,870	223,529	213,612	2.8%	7.6%

In 2Q22, other sources of funds totaled $250.8 billion, growing 5.1% or $12.2 billion QoQ, and 8.6% or $19.8 billion YoY.

Quarterly increase is mostly explained by the 2.8% increase in equity, followed by an increase in financing received from local financial institutions by 41.4%, taken by consolidated companies.

21

Liquid Assets

TOTAL LIQUID ASSETS	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	2Q22	1Q22	2Q21	QoQ	YoY
Total liquid assets	746,894	744,837	756,602	0.3%	(1.3%)
Cash and deposits in banks	185,377	233,394	325,225	(20.6%)	(43.0%)
Debt securities at fair value through profit or loss	20,133	12,178	7,409	65.3%	171.7%
Government securities	4,013	3,578	7,409	12.2%	(45.8%)
Liquidity bills of B. C. R. A.	16,120	8,600	-	87.4%	N/A
Net REPO transactions	115,822	79,084	172,616	46.5%	(32.9%)
Other debt securities	425,562	420,181	251,352	1.3%	69.3%
Government securities	114,923	110,775	75,177	3.7%	52.9%
Liquidity bills of B. C. R. A.	310,639	309,406	176,175	0.4%	76.3%

Liquid assets / Total Deposits	76.7%	79.6%	75.7%	(296)bps	93 bps

In 2Q22, liquid assets were $746.9 billion, mildly growing 0.3% or $2.1 billion compared to 1Q22, and falling 1.3% or $9.7 billion compared to 2Q21, mainly due to a circumstantial increase in net REPO transactions (quarter-end position), offset by a reduction in cash and deposits in banks.

In the quarter, the liquidity ratio (liquid assets / total deposits) reached 76.7%. Liquidity ratio in local and foreign currency reached 75.1% and 83.1% respectively.

Solvency

MINIMUM CAPITAL REQUIREMENT	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	2Q22	1Q22	2Q21	QoQ	YoY
Minimum capital requirement	69,247	68,629	69,998	0.9%	(1.1%)
Credit risk	49,734	48,366	51,884	2.8%	(4.1%)
Market risk	571	765	935	(25.3%)	(38.9%)
Operational risk	18,942	19,498	17,179	(2.9%)	10.3%

Integrated Capital - RPC (1)*	193,938	197,813	199,144	(2.0%)	(2.6%)
Ordinary Capital Level 1 ( COn1)	231,115	224,685	221,576	2.9%	4.3%
Deductible items COn1	(38,460)	(28,793)	(27,731)	(33.6%)	(38.7%)
Additional Capital Level 2 (COn2)	1,283	1,921	5,298	(33.2%)	(75.8%)

Excess Capital
Integration excess	124,691	129,185	129,146	(3.5%)	(3.4%)
Excess as % of minimum capital requirement	180.1%	188.2%	184.5%	(817)bps	(443)bps

Risk-weighted assets (RWA, according to B.C.R.A. regulation) (2)	847,483	840,250	856,092	0.9%	(1.0%)

Regulatory Capital Ratio (1)/(2)	22.9%	23.5%	23.3%	(66)pbs	(38)pbs
TIER I Capital Ratio (Ordinary Capital Level 1/ RWA)	22.7%	23.3%	22.6%	(58)pbs	9 pbs

* RPC includes 100% of quarterly results

22

BBVA Argentina continues to show strong solvency indicators on 2Q22. Capital ratio reached 22.9%, below than 1Q22’s 23.5%, mostly due to the effect of Other Comprehensive Income in equity. Tier 1 ratio was 22.7% and capital excess over regulatory requirement was $124.7 billion or 180.1%.

BBVA Argentina Asset Management S.A.

MUTUAL FUNDS ASSETS	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	2Q22	1Q22	2Q21	QoQ	YoY
FBA Renta Pesos	231,191	239,362	227,052	(3.4%)	1.8%
FBA Renta Fija Plus	15,358	24,059	16,918	(36.2%)	(9.2%)
FBA Ahorro Pesos	6,132	17,323	2,502	(64.6%)	145.1%
FBA Horizonte	376	439	612	(14.4%)	(38.6%)
FBA Calificado	858	1,121	969	(23.5%)	(11.5%)
FBA Acciones Argentinas	730	994	800	(26.6%)	(8.8%)
FBA Acciones Latinoamericanas	578	663	781	(12.8%)	(26.0%)
FBA Bonos Argentina	1,037	1,822	613	(43.1%)	69.2%
FBA Bonos Globales	36	52	200	(30.8%)	(82.0%)
FBA Renta Mixta	230	351	254	(34.5%)	(9.4%)
FBA Gestión I	37	42	52	(11.9%)	(28.8%)
FBA Horizonte Plus	12	16	43	(25.0%)	(72.1%)
FBA Retorno Total I	19	22	34	(13.6%)	(44.1%)
FBA Renta Publica I	30	39	3	(23.1%)	n.m
FBA Renta Fija Local	2	2	3	-	(33.3%)
Total assets	256,626	286,307	250,836	(10.4%)	2.3%

MARKET SHARE - MUTUAL FUNDS	BBVA ASSET MANAGEMENT
In %				∆ bps
	2Q22	1Q22	2Q21	QoQ	YoY
Mutual funds	5.60%	5.81%	6.19%	(21)bps	(38)bps

Source: Cámara Argentina de Fondos Comunes de Inversión

23

Other Events

Main Relevant Events

•	As of June 13, 2022, the BCRA’s Superintendence of Exchange Institutions resolved to authorize Banco BBVA Argentina S.A. the distribution of profits in cash and/or in securities for a total amount $13.2 billion, which must be carried out in instalments, in accordance with the provisions set forth by Communication "A" 7421 of the BCRA and whose payment schedule shall be reported soon. As established by the Ordinary and Extraordinary General Meeting of Shareholders held on April 29th, 2022, the Board of Directors shall determine the opportunity, modality, terms, and other conditions of dividends to shareholders.
•	As of June 16, 2022, according to the resolution of the Ordinary and Extraordinary General Meeting held on April 29th, 2022, and the Meeting of the Board of Directors held on June 16th, 2022, the following dividends payment schedule was approved:

Every time the dividend is available, the corresponding payment notice shall be issued, informing the following: i) the amount to be made available to shareholders; ii) the amount per share; and iii) if the dividend payable is subject to some form of tax deduction.

Regarding instalments 1 to 7, as from July 6, 2022 the provision and payment of a dividend in the amount of AR$ 7.7 billion representing AR$ 12.5339 per share, shall be made available to the shareholders registered in the stock register of the Bank on July 5, 2022.

For further information refer to the relevant event on the Investor Relations’ website on the Financial information > CNV filings.

•	As of June 16, 2022, the Board of Directors of Banco BBVA Argentina S.A. accepted today the resignation of the Regular Director Alfredo Castillo Triguero as from today. Thus, it was expressly stated that such resignation was not intentional or untimely but due to his application for the retirement and pension benefits. Thus, we inform that at the aforementioned meeting, the Board has decided to make modifications within the Front Line Management. In this regard, Mrs. Monica Gabriela Etcheverry was appointed to be in charge of the Directorate of Internal Control and Compliance.
•	Con fecha 24 de junio de 2022, el Directorio designó en reemplazo del Sr. Alfredo Castillo Triguero al Sr. Javier Pérez Cardete, quien revestía el carácter de Director Suplente, como Director Titular hasta la próxima asamblea anual ordinaria. El Directorio ha resuelto reemplazar al Sr. Alfredo Castillo Triguero por el Sr. Javier Pérez Cardete, en el Comité de Auditoría CNV/BCRA.
•	As of June 24, 2022, the Board of Directors decided to replace Mr. Alfredo Castillo Triguero with Mr. Javier Pérez Cardete, who was acting as Alternate Director and shall serve as Regular Director until the next General Meeting of Shareholders in accordance with Section 10 of the By-laws. At that Meeting, the Board decided to replace Mr. Alfredo Castillo Triguero with Mr. Javier Pérez Cardete, on the CNV/BCRA Audit Committee.

24

As of July 19, 2022, in relation to instalment 8, from August 3, 2022, a dividend in the amount of $ 1.1 billion, shall be made available to the shareholders registered in the stock register of the Bank on August 2, 2022. For further information refer to the relevant event on the Investor Relations’ website on the Financial information > CNV filings.

•	As of August 22, 2022, in relation to instalment 9, from September 7, 2022, a dividend in the amount of $ 1.1 billion, shall be made available to the shareholders registered in the stock register of the Bank on September 6, 2022. For further information refer to the relevant event on the Investor Relations’ website on the Financial information > CNV filings.

Digital Transformation

Digitalization continued to accelerate during 2Q22. Active digital client total more than 2.2 million with a 62.0% penetration over total active clients (3.55 million), versus a penetration of 61.9% in 2Q21. Active mobile clients reach 1.9 million, representing a 54.4% penetration in 2Q22, versus a penetration of 52.4% in 2Q21. Digital and mobile transactions6 increased 16.7% in 2Q22 YoY.

On 2Q22, retail digital sales measured in units reached 82.0% of total sales (vs. 78.6% in 2Q21) and represent 54.4% of the Banks total sales measured in monetary value (vs. 53.1% in 2Q21).

In 2Q22, new client acquisition through digital channels over traditional ones was 66%, while it was 70% on 2Q21.

SMEs Productive investment financing credit lines – June 2021

As of June 30, 2022, total loans granted by the Bank regarding 2020, 2021 and 2021/2022 quotas, and the 2022 quota complied with what was requested by the BCRA pursuant to Communications “B” 12162, “B” 12164 and “B” 12238 respectively.

Main Regulatory Changes

Monetary policy rate, time deposits. (Communication “A” 7527, 16/06/2022). The BCRA replaces the applicable percentages (over LELIQ rates) for the determination of minimum time deposit rates for the following: time deposits made by individuals which do not exceed the amount of $10 million: 101.92% (53% nominal annual), deposits not included in the previous item: 96.15% (50% nominal annual), available for time deposits granted as of June 21, 2022.

Regarding Productive Investment Credit Lines for SMEs, for financing granted as of June 21, 2022, maximum rates were increased: from 35% to 42% (nominal annual) to investment project financing, and from 43% to 52.50% (nominal annual) for working capital and discounted instruments financing.

Lastly, as of July 2022, interest rates for credit card financing (up to $200,000) rises to 57% (nominal annual).

On the same date, it has increased the monetary policy rate (28-day LELIQ) increased 300 bps from 49% to 52%

5 Calculation parameters were modified as of 1Q22

6 Includes online and mobile banking, Net Cash online & mobile.

25

Financing of foreign purchases made in instalments. (Communication “A” 7535, 30/06/2022). As of July 4, 2022, financial institutions and non-financial credit providers cannot finance purchases in instalments of their clients: a) of tickets and touristic services abroad and b) products abroad that are received through postal delivery services with no commercial purposes according to Customs’ Office Code, nor international courier services and custom paperwork agents.

Minimum reserve requirements. Modifications. (Communication “A” 7536, 30/06/2022). The BCRA decreases the reserve requirement rate over time deposits (from 32% to 25% points on a residual term of up to 29 days, and from 22% to 14% for up to 59 days). It also revokes the reduction related to the location of branches and distance deposits. It enables non- Group A financial institutions to integrate the requirement with Bonte 27 bonds (except for sight deposits and unencumbered balances, which only apply for Group A institutions). It allows to integrate sight deposits with LELIQs (Group A: 4 percentage points, rest: 10 percentage points). It removes non-credit linked deductions: financial inclusion (TCUME, Echeq, ATM operability), ATM withdrawals continues to be considered until December 31, 2022. Removal of deduction top over financial inclusion loans (3% of concepts subject to requirement). It removes special requirement rates for Group C institutions.

Minimum reserve requirement. Public securities. (Communication “A” 7545, 12/07/2022). As of July 13, 2022, the minimum duration of public securities required for reserve requirement is reduced from 120 to 90 days.

Put options on National Treasury securities issued as of July 2022, issued by the BCRA and participation in the secondary market of Treasury bonds. (Communication “A” 7546, 12/07/2022). The BCRA announced that it will be enabled to organize public biddings of put options over Treasury bonds issued as of July 2022 (and which mature before December 31, 2023). Contracts can be exercised any time until its maturity, which will be 15 days prior to the maturity of the collateral. Also, the BCRA will continue to participate in the secondary market to reduce volatility of Treasury instruments, and for debt instruments issued as of July 2022, with bid positions with prices similar to primary market value and a maximum spread of 2%.

Interest rate corridor. (Press release, 14/07/2022). The BCRA decided to design for its monetary and financial policy an interest rate corridor made by the short term Treasury Note rate, the monetary policy rate represented by the 28-day LELIQ and the 1-day REPO rate. The BCRA REPO rate will be the lower limit and the Treasury note rate, the upper limit.

Non-financial public sector financing. (Communication “A” 7549, 21/07/2022). The exclusion of financial assistance aimed at payroll payments from non-financial public sector financing limits is extended until January 31, 2023. Overdrafts standing as of February 1, 2023 will be subject to credit limits.

Tourists access to financial U.S dollar rate. (Communication “A” 7551, 21/07/2022). The BCRA stated that institutions authorized to participate in the FX market will be allowed to receive foreign currency bills from non-resident tourists in order to carry out, on their behalf, the purchase of securities with foreign currency settlement to then sell them on Argentine peso settlement, while they account for a sworn affidavit where they prove their non-resident tourist condition, and that, during the prior 30 days, have not done any transactions in the equivalent of USD 5,000.

CEDEAR position limit. (Communication “A” 7552. 21/07/2022). The BCRA modified the complementary requirements for the FX market outflows, and now states a limit position of USD 100,000 in CEDEARs (“Certificados de Depósitos Argentinos” or Argentine Depositary Receipts) to be able to access the official FX market. Until August 19, 2022, financial institutions can take into account these CEDEARs purchased before July 21, as a situation where it is admitted that external assets and/or CEDEAR altogether exceed the required amount. Lastly, those securities cannot be transacted during 90 days prior and 90 days after accessing the FX market.

Issuance of Internal Argentine Republic Central Bank Notes in USD with Argentine peso settlement at the Com. “A” 3500 FX rate (LEDIV) at zero rate. (Communication “A” 7557, 27/07/2022). The BCRA issues Internal Argentine Republic Central Bank Notes in USD with Argentine peso settlement at the Com. “A” 3500 FX rate (LEDIV) at zero rate. Financial institutions with deposit portfolios at floating rates linked to the wholesale U.S. Dollar FX, will be able to bid in the primary market. The top position will be set by the amount of these kind of deposits. At subscribers’ request, the BCRA will recall the LEDIVs as of 48 hours from its issuance, enabling the bidder to request an anticipated call of part or the total position before their maturity.

Interest rates in credit transactions. (Communication “A” 7559, 28/07/2022). The BCRA stated that the interest rate limit to credit card financing will not be applicable when the statement records consumptions in foreign currency above USD 200, non withstanding the established limit in art. 16 of Credit card law no. 25,065.

26

Minimum time deposit rate. Productive investment financing to SMEs. Minimum reserve requirement. Credit card rate financing. (Communication “A” 7561, 28/07/2022). The BCRA raised the applicable percentages (over LELIQ rates) for the determination of minimum time deposit rates for the following: time deposits made by individuals which do not exceed the amount of $10 million: 101.67% (61% nominal annual), deposits not included in the previous item: 90% (54% nominal annual), available for time deposits granted as of July 29, 2022.

Regarding Productive Investment Credit Lines for SMEs, for financing granted as of July 29, 2022, maximum rates were increased: from 42% to 50% (nominal annual) to investment project financing, and from 52.50% to 58% (nominal annual) for working capital and discounted instruments financing. Reserve requirement deduction for these financings is now 40.00%.

Lastly, as of August 2022, interest rates for credit card financing (up to $200,000) rises from 57% to 62% (nominal annual).

On the same date, it has increased the monetary policy rate (28-day LELIQ) increased from 52% to 60%.

Minimum time deposit rate. Productive investment financing to SMEs. Minimum reserve requirement. Credit card rate financing. (Communication “A” 7577, 12/08/2022). The BCRA raised the applicable percentages (over LELIQ rates) for the determination of minimum time deposit rates for the following: time deposits made by individuals which do not exceed the amount of $10 million: 100% (69.50% nominal annual), deposits not included in the previous item: 87.70% (61% nominal annual), available for time deposits granted as of August 29, 2022.

Regarding Productive Investment Credit Lines for SMEs, for financing granted as of August 29, 2022, maximum rates were increased: from 50% to 59% (nominal annual) to investment project financing, and from 58% to 69% (nominal annual) for working capital and discounted instruments financing. Reserve requirement deduction for these financings is now 40.00%.

Lastly, as of September 2022, interest rates for credit card financing (up to $200,000) rises from 62% to 71.50% (nominal annual).

On the same date, it has increased the monetary policy rate (28-day LELIQ) increased from 60% to 69.50%

27

Glossary

Active clients: holders of at least one active product. An active product is in most cases a product with at least “one movement” in the last 3 months, or a minimum balance.

Cost of Risk (accumulated): Year to date accumulated loan loss allowances / Average total loans.

Average total loans: average between previous year-end Total loans and other financing and current period Total loans and other financing.

Cost of Risk (quarterly): Current period Loan loss allowances / Average total loans. Average total loans: average between previous quarter-end Total loans and other financing and current period Total loans and other financing.

Coverage ratio: Quarterly allowances under the Expected Credit Loss model / total non-performing portfolio.

Digital clients: we consider a customer to be an active user of online banking when they have been logged at least once within the last three months using the internet or a cell phone and SMS banking.

Efficiency ratio (Excl. inflation adjustments, accumulated): Accumulated (Personnel benefits+ Administrative expenses + Depreciation & Amortization) / Accumulated (Net Interest Income + Net Fee Income + Net Income from measurement of Financial Instruments at Fair Value through P&L + Net income from write-down of assets at amortized cost and at fair value through OCI + Foreign exchange and gold gains + some concepts included in Other net operating income).

Efficiency ratio (Excl. inflation adjustments, quarterly): (Personnel benefits+ Administrative expenses + Depreciation & Amortization) / (Net Interest Income + Net Fee Income + Net Income from measurement of Financial Instruments at Fair Value through P&L + Net income from write-down of assets at amortized cost and at fair value through OCI + Foreign exchange and gold gains + some concepts included in Other net operating income).

Efficiency ratio (accumulated): Accumulated (Personnel benefits+ Administrative expenses + Depreciation & Amortization) / Accumulated (Net Interest Income + Net Fee Income + Net Income from measurement of Financial Instruments at Fair Value through P&L + Net income from write-down of assets at amortized cost and at fair value through OCI + Foreign exchange and gold gains + some concepts included in Other net operating income+ Income from net monetary position).

Efficiency ratio (quarterly): (Personnel benefits+ Administrative expenses + Depreciation & Amortization) / (Net Interest Income + Net Fee Income + Net Income from measurement of Financial Instruments at Fair Value through P&L + Net income from write-down of assets at amortized cost and at fair value through OCI + Foreign exchange and gold gains + some concepts included in Other net operating income+ Income from net monetary position).

Liquidity Ratio: (Cash and deposits in banks + Debt securities at fair value through P&L (Excl. Private securities) + Net REPO transactions + Other debt securities (Excl. Private securities) / Total Deposits.

Mobile clients: customers who have been active in online banking at least once in the last three months using a mobile device.

Net Interest Margin (NIM) – (quarterly): Quarterly Net Interest Income / Average quarterly interest earning assets.

Public Sector Exposure (excl. BCRA): (National and Provincial Government public debt + Loans to the public sector + REPO transactions) / Total Assets.

ROA (accumulated): Accumulated net Income of the period attributable to owners of the parent / Total Average Assets. Total Average Assets is calculated as the average between total assets on December of the previous year and total assets in the current period, expressed in local currency. Calculated over a 365-day year.

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ROA (quarterly): Net Income of the period attributable to owners of the parent / Total Average Assets. Total Average Assets is calculated as the average between total assets on the previous quarter-end and total assets in the current period, expressed in local currency. Calculated over a 365-day year.

ROE (accumulated): Accumulated net Income of the period attributable to owners of the parent / Average Equity. Average Equity is calculated as the average between equity in December of the previous year and equity in the current period, expressed in local currency. Calculated over a 365-day year.

ROE (quarterly): Net Income of the period attributable to owners of the parent / Average Equity. Average Equity is calculated as the average between equity on the previous quarter end and equity in the current period, expressed in local currency. Calculated over a 365-day year.

Spread: (Quarterly Interest Income / Quarterly average Interest-earning Assets) – (Quarterly Interest Expenses / Quarterly average interest-bearing liabilities).

Other terms

n.m.: not meaningful. Implies an increase above 500% and a decrease below -500%.

N/A: not applicable.

Bps: basis points.

29

Balance Sheet

BALANCE SHEET	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	2Q22	1Q22	2Q21	QoQ	YoY
Assets
Cash and deposits in banks	185,377	233,394	325,225	(20.6%)	(43.0%)
Cash	76,181	87,546	97,107	(13.0%)	(21.5%)
Financial institutions and correspondents	109,196	145,848	228,118	(25.1%)	(52.1%)
BCRA	96,918	135,982	221,704	(28.7%)	(56.3%)
Other local and foreign financial institutions	12,278	9,866	6,414	24.4%	91.4%
Debt securities at fair value through profit or loss	20,133	12,178	7,416	65.3%	171.5%
Derivatives	432	1,168	4,323	(63.0%)	(90.0%)
Repo transactions	115,822	79,084	172,616	46.5%	(32.9%)
Other financial assets	20,815	25,479	25,006	(18.3%)	(16.8%)
Loans and other financing	511,746	476,040	503,305	7.5%	1.7%
Non-financial public sector	3	1	-	200.0%	N/A
B.C.R.A	3	4	-	(25.0%)	N/A
Other financial institutions	5,214	5,356	3,882	(2.7%)	34.3%
Non-financial private sector and residents abroad	506,526	470,679	499,423	7.6%	1.4%
Other debt securities	427,767	421,853	252,154	1.4%	69.6%
Financial assets pledged as collateral	25,527	27,104	27,351	(5.8%)	(6.7%)
Current income tax assets	791	2,740	7,922	(71.1%)	(90.0%)
Investments in equity instruments	524	602	3,488	(13.0%)	(85.0%)
Investments in subsidiaries and associates	2,614	2,638	3,364	(0.9%)	(22.3%)
Property and equipment	68,720	68,374	67,603	0.5%	1.7%
Intangible assets	5,870	5,382	3,892	9.1%	50.8%
Deferred income tax assets	1,040	1,179	1,067	(11.8%)	(2.5%)
Other non-financial assets	17,731	13,727	12,253	29.2%	44.7%
Non-current assets held for sale	411	411	464	-	(11.4%)
Total Assets	1,405,320	1,371,353	1,417,449	2.5%	(0.9%)
Liabilities
Deposits	974,101	935,264	998,847	4.2%	(2.5%)
Non-financial public sector	14,543	20,423	11,678	(28.8%)	24.5%
Financial sector	289	343	715	(15.7%)	(59.6%)
Non-financial private sector and residents abroad	959,269	914,498	986,454	4.9%	(2.8%)
Derivatives	147	384	233	(61.7%)	(36.9%)
Other financial liabilities	78,988	81,396	76,896	(3.0%)	2.7%
Financing received from the B.C.R.A. and other financial institutions	20,556	14,549	15,932	41.3%	29.0%
Corporate bonds issued	395	527	1,428	(25.0%)	(72.3%)
Current income tax liabilities	245	642	134	(61.8%)	82.8%
Provisions	6,872	6,820	10,391	0.8%	(33.9%)
Deferred income tax liabilities	4	13,574	5,625	(100.0%)	(99.9%)
Other non-financial liabilities	90,055	90,455	90,031	(0.4%)	0.0%
Total Liabilities	1,171,363	1,143,611	1,199,517	2.4%	(2.3%)
Equity
Share Capital	613	613	613	-	-
Non-capitalized contributions	54,227	54,227	54,227	-	-
Capital adjustments	38,954	38,954	38,954	-	-
Reserves	122,291	95,509	104,700	28.0%	16.8%
Retained earnings	7	26,812	(2,060)	(100.0%)	100.3%
Other accumulated comprehensive income	(7,147)	2,503	(134)	(385.6%)	n.m
Income for the period	20,925	4,911	17,312	326.1%	20.9%
Equity attributable to owners of the Parent	229,870	223,529	213,612	2.8%	7.6%
Equity attributable to non-controlling interests	4,087	4,213	4,320	(3.0%)	(5.4%)
Total Equity	233,957	227,742	217,932	2.7%	7.4%
Total Liabilities and Equity	1,405,320	1,371,353	1,417,449	2.5%	(0.9%)

30

Balance Sheet – Five quarters

BALANCE SHEET	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted
	2Q22	1Q22	4Q21	3Q21	2Q21
Assets
Cash and deposits in banks	185,377	233,394	297,281	296,000	325,225
Cash	76,181	87,546	101,098	73,730	97,107
Financial institutions and correspondents	109,196	145,848	196,183	222,270	228,118
B.C.R.A	96,918	135,982	193,314	217,564	221,704
Other local and foreign financial institutions	12,278	9,866	2,869	4,706	6,414
Debt securities at fair value through profit or loss	20,133	12,178	1,902	9,828	7,416
Derivatives	432	1,168	3,835	4,870	4,323
Repo transactions	115,822	79,084	187,275	163,198	172,616
Other financial assets	20,815	25,479	19,981	29,372	25,006
Loans and other financing	511,746	476,040	516,070	491,152	503,305
Non-financial public sector	3	1	1	1	-
B.C.R.A	3	4	-	-	-
Other financial institutions	5,214	5,356	5,732	5,162	3,882
Non-financial private sector and residents abroad	506,526	470,679	510,337	485,989	499,423
Other debt securities	427,767	421,853	251,868	260,051	252,154
Financial assets pledged as collateral	25,527	27,104	27,613	24,026	27,351
Current income tax assets	791	2,740	3,069	3,117	7,922
Investments in equity instruments	524	602	3,019	3,219	3,488
Investments in subsidiaries and associates	2,614	2,638	2,793	2,932	3,364
Property and equipment	68,720	68,374	69,330	66,874	67,603
Intangible assets	5,870	5,382	5,004	4,289	3,892
Deferred income tax assets	1,040	1,179	1,193	1,001	1,067
Other non-financial assets	17,731	13,727	11,986	11,405	12,253
Non-current assets held for sale	411	411	411	464	464
Total Assets	1,405,320	1,371,353	1,402,630	1,371,798	1,417,449
Liabilities
Deposits	974,101	935,264	964,414	946,501	998,847
Non-financial public sector	14,543	20,423	18,073	15,313	11,678
Financial sector	289	343	296	308	715
Non-financial private sector and residents abroad	959,269	914,498	946,045	930,880	986,454
Liabilities at fair value through profit or loss	-	-	-	71	-
Derivatives	147	384	428	528	233
Other financial liabilities	78,988	81,396	83,859	81,799	76,896
Financing received from the B.C.R.A. and other financial institutions	20,556	14,549	16,009	16,303	15,932
Corporate bonds issued	395	527	685	683	1,428
Current income tax liabilities	245	642	482	293	134
Provisions	6,872	6,820	7,642	7,914	10,391
Deferred income tax liabilities	4	13,574	11,177	7,392	5,625
Other non-financial liabilities	90,055	90,455	96,534	87,629	90,031
Total Liabilities	1,171,363	1,143,611	1,181,230	1,149,113	1,199,517
Equity
Share Capital	613	613	613	613	613
Non-capitalized contributions	54,227	54,227	54,227	54,227	54,227
Capital adjustments	38,954	38,954	38,954	38,955	38,954
Reserves	122,291	95,509	95,509	104,700	104,700
Retained earnings	7	26,812	(2,060)	(2,060)	(2,060)
Other accumulated comprehensive income	(7,147)	2,503	949	(466)	(134)
Income for the period	20,925	4,911	28,842	22,384	17,312
Equity attributable to owners of the Parent	229,870	223,529	217,034	218,353	213,612
Equity attributable to non-controlling interests	4,087	4,213	4,366	4,332	4,320
Total Equity	233,957	227,742	221,400	222,685	217,932
Total Liabilities and Equity	1,405,320	1,371,353	1,402,630	1,371,798	1,417,449

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Balance Sheet – Foreign Currency Exposure

FOREIGN CURRENCY EXPOSURE	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	2Q22	1Q22	2Q21	QoQ	YoY
Assets
Cash and deposits in banks	158,955	183,497	208,625	(13.4%)	(23.8%)
Debt securities at fair value through profit or loss	1,227	869	1	41.2%	n.m
Other financial assets	5,918	6,160	4,118	(3.9%)	43.7%
Loans and other financing	38,006	24,650	62,544	54.2%	(39.2%)
Other financial institutions	-	-	514	N/A	(100.0%)
Non-financial private sector and residents abroad	38,004	24,650	62,030	54.2%	(38.7%)
Other debt securities	3,383	2,610	236	29.6%	n.m
Financial assets pledged as collateral	6,945	6,792	8,105	2.3%	(14.3%)
Investments in equity instruments	35	42	51	(16.7%)	(31.4%)
Total foreign currency assets	214,469	224,620	283,680	(4.5%)	(24.4%)
Liabilities
Deposits	194,945	204,344	267,793	(4.6%)	(27.2%)
Non-Financial Public Sector	6,501	8,413	6,116	(22.7%)	6.3%
Financial Sector	53	53	95	-	(44.2%)
Non-financial private sector and residents abroad	188,391	195,878	261,582	(3.8%)	(28.0%)
Other financial liabilities	15,356	16,203	18,191	(5.2%)	(15.6%)
Financing received from the B.C.R.A. and other financial institutions	513	584	5,721	(12.2%)	(91.0%)
Other non financial liabilities	6,046	5,324	1,932	13.6%	212.9%
Total foreign currency liabilities	216,860	226,455	293,637	(4.2%)	(26.1%)

Foreign Currency Net Position - AR$	(2,391)	(1,835)	(9,957)	(30.3%)	76.0%

Foreign Currency Net Position - USD	(19)	(17)	(104)	(15.5%)	81.6%
*Wholesale U.S. dollar foreign exchange rates on BCRA’s Communication “A” 3500, as of the end of period.

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Income Statement

INCOME STATEMENT	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted				∆ %
	2Q22	1Q22	2Q21	QoQ	YoY
Interest income	99,622	80,961	71,610	23.0%	39.1%
Interest expense	(45,312)	(34,945)	(31,752)	(29.7%)	(42.7%)
Net interest income	54,310	46,016	39,858	18.0%	36.3%
Fee income	14,393	15,196	15,639	(5.3%)	(8.0%)
Fee expenses	(4,087)	(7,413)	(6,737)	44.9%	39.3%
Net fee income	10,306	7,783	8,902	32.4%	15.8%
Net income from financial instruments at fair value through P&L	1,343	4,793	2,054	(72.0%)	(34.6%)
Net loss from write-down of assets at amortized cost and fair value through OCI	567	(40)	(27)	n.m	n.m
Foreign exchange and gold gains	1,557	2,007	1,937	(22.4%)	(19.6%)
Other operating income	3,317	3,958	2,971	(16.2%)	11.6%
Loan loss allowances	(2,455)	(2,661)	(3,486)	7.7%	29.6%
Net operating income	68,945	61,856	52,209	11.5%	32.1%
Personnel benefits	(12,707)	(10,633)	(10,428)	(19.5%)	(21.9%)
Administrative expenses	(12,260)	(11,161)	(9,639)	(9.8%)	(27.2%)
Depreciation and amortization	(1,721)	(1,918)	(1,948)	10.3%	11.7%
Other operating expenses	(10,254)	(9,097)	(9,123)	(12.7%)	(12.4%)
Operating expenses	(36,942)	(32,809)	(31,138)	(12.6%)	(18.6%)
Operating income	32,003	29,047	21,071	10.2%	51.9%
Income from associates and joint ventures	218	(313)	285	169.6%	(23.5%)
Income from net monetary position	(23,788)	(21,970)	(14,322)	(8.3%)	(66.1%)
Income before income tax	8,433	6,764	7,034	24.7%	19.9%
Income tax	7,455	(2,033)	4,806	466.7%	55.1%
Income for the period	15,888	4,731	11,840	235.8%	34.2%
Owners of the parent	16,014	4,911	11,838	226.1%	35.3%
Non-controlling interests	(126)	(180)	2	30.0%	n.m

Other comprehensive Income (1)	(9,642)	1,546	101	n.m	n.m
Total comprehensive income	6,246	6,277	11,941	(0.5%)	(47.7%)
(1) Net of Income Tax.

33

Income Statement – Six month accumulated

INCOME STATEMENT - 6 MONTH ACCUMULATED	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted
	2022	2021	∆ %
Interest income	180,583	138,393	30.5%
Interest expense	(80,257)	(59,330)	(35.3%)
Net interest income	100,326	79,063	26.9%
Fee income	29,589	29,608	(0.1%)
Fee expenses	(11,500)	(14,602)	21.2%
Net fee income	18,089	15,006	20.5%
Net income from financial instruments at fair value through P&L	6,136	4,966	23.6%
Net loss from write-down of assets at amortized cost and fair value through OCI	527	(87)	n.m
Foreign exchange and gold gains	3,564	3,567	(0.1%)
Other operating income	7,275	5,785	25.8%
Loan loss allowances	(5,116)	(6,968)	26.6%
Net operating income	130,801	101,332	29.1%
Personnel benefits	(23,340)	(21,053)	(10.9%)
Administrative expenses	(23,421)	(19,340)	(21.1%)
Depreciation and amortization	(3,639)	(3,894)	6.5%
Other operating expenses	(19,351)	(17,579)	(10.1%)
Operating expenses	(69,751)	(61,866)	(12.7%)
Operating income	61,050	39,466	54.7%
Income from associates and joint ventures	(95)	232	(140.9%)
Income from net monetary position	(45,758)	(28,060)	(63.1%)
Income before income tax	15,197	11,638	30.6%
Income tax	5,422	5,601	(3.2%)
Income for the period	20,619	17,239	19.6%
Owners of the parent	20,925	17,312	20.9%
Non-controlling interests	(306)	(73)	(319.2%)

Other comprehensive Income (OCI) (1)	(8,096)	(295)	n.m
Total comprehensive income	12,523	16,944	(26.1%)
(1) Net of Income Tax.

34

Income Statement – Five quarters
INCOME STATEMENT	BBVA ARGENTINA CONSOLIDATED
In millions of AR$ - Inflation adjusted
	2Q22	1Q22	4Q21	3Q21	2Q21
Interest income	99,622	80,961	76,115	78,087	71,610
Interest expense	(45,312)	(34,945)	(30,392)	(34,259)	(31,752)
Net interest income	54,310	46,016	45,724	43,828	39,858
Fee income	14,393	15,196	15,752	15,506	15,639
Fee expenses	(4,087)	(7,413)	(7,819)	(6,222)	(6,737)
Net fee income	10,306	7,783	7,934	9,284	8,902
Net income from financial instruments at fair value through P&L	1,343	4,793	(308)	1,284	2,054
Net loss from write-down of assets at amortized cost and fair value through OCI	567	(40)	(24)	(56)	(27)
Foreign exchange and gold gains	1,557	2,007	2,218	1,757	1,937
Other operating income	3,317	3,958	2,857	2,375	2,971
Loan loss allowances	(2,455)	(2,661)	(605)	(3,683)	(3,486)
Net operating income	68,945	61,856	57,796	54,789	52,209
Personnel benefits	(12,707)	(10,633)	(10,504)	(11,075)	(10,428)
Administrative expenses	(12,260)	(11,161)	(11,611)	(13,206)	(9,639)
Depreciation and amortization	(1,721)	(1,918)	(1,913)	(1,793)	(1,948)
Other operating expenses	(10,254)	(9,097)	(9,974)	(8,799)	(9,123)
Operating expenses	(36,942)	(32,809)	(34,002)	(34,873)	(31,138)
Operating income	32,003	29,047	23,794	19,916	21,071
Income from associates and joint ventures	218	(313)	(156)	(133)	285
Income from net monetary position	(23,788)	(21,970)	(13,924)	(12,432)	(14,322)
Income before income tax	8,433	6,764	9,714	7,351	7,034
Income tax	7,455	(2,033)	(3,223)	(2,269)	4,806
Income for the period	15,888	4,731	6,492	5,082	11,840
Owners of the parent	16,014	4,911	6,458	5,072	11,838
Non-controlling interests	(126)	(180)	34	12	2

Other comprehensive Income (OCI)(1)	(9,650)	1,554	1,415	(332)	169
Total comprehensive income	6,238	6,285	7,907	4,750	12,009
(1) Net of Income Tax.

35

Ratios

QUARTERLY ANNUALIZED RATIOS	BBVA ARGENTINA CONSOLIDATED
In %				∆ bps
	2Q22	1Q22	2Q21	QoQ	YoY
Profitability
Efficiency Ratio	70.4%	72.2%	67.9%	(180)bps	250 bps
Efficiency Ratio (excl. Inflation adjustments)	43.2%	43.3%	47.1%	(10)bps	(390)bps
ROA	4.6%	1.4%	3.4%	320 bps	120 bps
ROE	28.3%	9.0%	22.2%	1,930 bps	610 bps
Liquidity					-
Liquid assets / Total Deposits	76.7%	79.6%	75.7%	(296)bps	93 bps
Capital					-
Regulatory Capital Ratio	22.88%	23.54%	23.26%	(66)bps	(38)bps
TIER I Capital Ratio (Ordinary Capital Level 1/ RWA)	22.73%	23.31%	22.64%	(58)bps	9 bps
Asset Quality					-
Total non-performing portfolio / Total portfolio	1.08%	1.29%	2.49%	(21)bps	(141)bps
Allowances /Total non-performing portfolio	219.39%	219.73%	187.87%	(34)bps	3,152 bps
Cost of Risk	1.94%	2.11%	2.61%	(17)bps	(67)bps

ACCUMULATED ANNUALIZED RATIOS	BBVA ARGENTINA CONSOLIDATED
In %				∆ bps
	2Q22	1Q22	2Q21	QoQ	YoY
Profitability
Efficiency Ratio	71.30%	72.20%	70.10%	(90)bps	120 bps
Efficiency Ratio (excl. Inflation adjustments)	43.30%	43.30%	48.50%	-	(520)bps
ROA	3.00%	1.40%	2.50%	160 bps	50 bps
ROE	18.90%	9.00%	16.50%	990 bps	240 bps
Liquidity				-	-
Liquid assets / Total Deposits	76.68%	79.64%	75.75%	(296)bps	93 bps
Capital				-	-
Regulatory Capital Ratio	22.88%	23.54%	23.26%	(66)bps	(38)bps
TIER I Capital Ratio (Ordinary Capital Level 1/ RWA)	22.73%	23.31%	22.64%	(58)bps	9 bps
Asset Quality				-	-
Total non-performing portfolio / Total portfolio	1.08%	1.29%	2.49%	(21)bps	(141)bps
Allowances /Total non-performing portfolio	219.39%	219.73%	187.87%	(34)bps	3,152 bps
Cost of Risk	2.03%	2.11%	2.62%	(7)bps	(59)bps

36

About BBVA Argentina

BBVA Argentina (NYSE; BYMA; MAE: BBAR; LATIBEX: XBBAR) is a subsidiary of the BBVA Group, the main shareholder since 1996. In Argentina, it is one of the leading private financial institutions since 1886. Nationwide, BBVA Argentina offers retail and corporate banking to a broad customer base, including: individuals, SME’s, and large-sized companies.

BBVA Argentina’s purpose is to bring the age of opportunities to everyone, based on our customers’ real needs, providing the best solutions, and helping them make the best financial decisions through an easy and convenient experience. The institution relies on solid values: “The customer comes first, We think big and We are one team”. At the same time, its responsible banking model aspires to achieve a more inclusive and sustainable society.

Investor Relations Contact

Ernesto Gallardo

Chief Financial Officer

Inés Lanusse

Investor Relations Officer

Belén Fourcade

Investor Relations

investorelations-arg@bbva.com

ir.bbva.com.ar

37

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco BBVA Argentina S.A.
Date:	August 23, 2022	By:	/s/ Ernesto Gallardo Jimenez
			Name:	Ernesto Gallardo Jimenez
			Title:	Chief Financial Officer